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As filed with the Securities and Exchange Commission on March 12, 2003

Registration Statement No. 333-103437

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
Under the Securities Act of 1933

NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3359573 (I.R.S. Employer Identification No.)

4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
(630) 753-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

INTERNATIONAL TRUCK AND ENGINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-1264810 (I.R.S. Employer Identification No.)

4201 Winfield Road
Warrenville, Illinois 60555
Telephone: (630) 753-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert A. Boardman
Senior Vice President and General Counsel
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
(630) 753-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000
Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

        The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

        $190,000,000

Navistar International Corporation

2 1/2% Senior Convertible Notes due December 15, 2007
and
5,473,926 Shares of Common Stock
Issuable Upon Conversion of the Notes

        Holders of our 2 1/2% Senior Convertible Notes due December 15, 2007 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling securityholders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

        Holders of notes may convert the notes into shares of our common stock at any time prior to maturity at a conversion price of approximately $34.71 per share, subject to certain adjustments described in this prospectus. This is equivalent to a conversion rate of 28.8101 shares per $1,000 principal amount of notes. Interest on the notes is payable June 15 and December 15 of each year, commencing on June 15, 2003. If a fundamental change occurs as defined in the indenture, subject to certain conditions, we must give the holders of notes an opportunity to sell to us the notes at a purchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the date of purchase.

        The notes are senior, unsecured obligations of NIC (as defined elsewhere herein). As of October 31, 2002, after giving pro forma effect to the December 2002 private placement of the notes offered hereby and the application of the net proceeds therefrom, NIC would have had $840 million of total indebtedness outstanding, of which $590 million would have ranked equally with the notes and $250 million would have been subordinated to the notes. The notes also are effectively subordinated to all of NIC's future secured indebtedness (to the extent of the value of the assets securing such debt) and all liabilities, including trade payables, of our financial services subsidiaries, including Navistar Financial Corporation, or NFC.

        The payment of principal, premium, if any, and interest on the notes is guaranteed by International Truck and Engine Corporation, or International, our principal operating subsidiary. International will be released from its obligations under its guarantee of the notes upon the occurrence of certain events described elsewhere herein.

        Our common stock is listed on the New York Stock Exchange under the symbol "NAV." The last reported price of our common stock on March 10, 2003 was $22.00 per share.

        Investing in the notes or our common stock involves risks. Please carefully consider the "Risk Factors" beginning on page 8 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 12, 2003.

        We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus or any prospectus supplement. This document may only be used where it is legal to sell these securities.

        The fiscal year of Navistar ends on October 31. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended October 31, 2002 is referred to as "fiscal 2002." Unless the context indicates otherwise, as used in this prospectus: (i) "company," "us," "we," "our" and "Navistar" refer to Navistar International Corporation and its consolidated subsidiaries and their respective predecessors; (ii) "International" refers to International Truck and Engine Corporation, our principal operating subsidiary; (iii) "NIC" refers to Navistar International Corporation, exclusive of our subsidiaries; (iv) "NFC" refers to Navistar Financial Corporation, a wholly owned subsidiary of International, which together with NIC's three Mexican subsidiaries that provide financial services to its dealers and customers in Mexico, comprise our financial services operations; (v) "mid-range diesel engines" refers to 160-300 horsepower diesel fuel-powered engines; and (vi) "North America" refers to the United States and Canada.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Navistar is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, files reports and other information with the SEC. The reports and other information filed by it with the SEC in accordance with the Exchange Act may be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024,

i

Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material or parts thereof may also be obtained by mail from the Public Reference Room of the SEC, 450 Fifth Street, Washington, D.C. 20549 at prescribed rates or accessed electronically by means of the SEC's home page on the Internet at http:/ /www.sec.gov. Information on the operations of the Public Reference Room maintained by the SEC may be obtained by calling the SEC at 1-800-SEC-0330. Our reports and other information that are filed with the SEC are not incorporated by reference into this prospectus and, therefore, are not part of this prospectus unless otherwise expressly indicated. See "Incorporation of Certain Documents by Reference."

        We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the registered holders of the notes and file with the SEC (unless the SEC will not accept the filing) copies of the financial and other information that would be contained in the annual report, quarterly reports and current reports that we would be required to file with the SEC if we were subject to the periodic reporting requirements of the Exchange Act. We will also make such reports available to prospective purchasers of the notes and common stock into which the notes are convertible, as applicable, and to securities analysts and broker-dealers upon their request. In addition, we have agreed to furnish to holders of the notes, and prospective purchasers of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act or 1933, as amended, or the Securities Act, until such time as the shelf registration statement relating to the notes and common stock into which the notes are convertible has been declared effective by the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this prospectus. The documents we are incorporating by reference are as follows:

  •
  our Annual Report on Form 10-K for the fiscal year ended October 31, 2002 (including the information from Part III incorporated by reference from our Proxy Statement dated January 16, 2003); and

  •
  our Current Reports on Form 8-K dated November 8, 2002, December 3, 2002, the three reports dated December 11, 2002, and February 14, 2003.

        Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

ii

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
Attention: Investor Relations
Telephone: (630) 753-5000

INDUSTRY DATA

        In this prospectus, we rely on and refer to information regarding the heavy and medium truck, bus and mid-range diesel engine markets from several sources, including internal estimates and industry publications, including those generated by Ward's Communications in the United States, the Canadian Vehicle Manufacturers Association, R.L. Polk & Company and Power Systems Research of Minneapolis, Minnesota as well as other sources. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information, and we have not independently verified such information. Unless otherwise indicated, all market data relates only to those markets in the United States and Canada.

iii

SUMMARY

        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus.

        We are a leading producer and marketer of medium- and heavy-duty trucks, school buses and severe service vehicles, and we are the world's largest mid-range diesel engine manufacturer. We also distribute a comprehensive line of parts for our truck and engine products. Our truck products are sold under the International® brand to the common carrier, private carrier, government, leasing, construction, industrial and agricultural markets. We are North America's leading manufacturer of school buses, which are marketed under our IC™ brand. Our mid-range diesel engine products are used in our medium- and heavy-duty trucks, school buses and severe service vehicles as well as sold directly to original equipment manufacturers, or OEMs, principally Ford Motor Company. Our diesel engines are sold under the International® brand and to Ford for sale under its PowerStroke™ brand. We are the exclusive supplier of mid-range diesel engines to Ford for use in its over 8,500 lbs. gross vehicle weight, or GVW, medium-duty trucks, pick-up trucks, vans and SUVs in North America.

        We market our truck products, parts and services through the industry's largest dealer network in North America specializing in medium- and heavy-duty trucks and school buses. As of October 31, 2002, our dealer network was comprised of 872 locations in North America. In addition, we have 70 dealer locations in Mexico and 70 dealer locations in 58 other countries. Our dealer network offers a comprehensive range of service, financing and other support functions to our customers. We also operate seven North American regional parts distribution centers that provide 24-hour availability and shipment with a 98% order fill rate of our truck and engine parts. We provide certain financial services to our customers and dealers through our financial services operations.

        Demand for our truck and engine products is cyclical and depends in part on the business environment, particularly the industrial sector. Levels of freight tonnage hauled, which track the primary end use for our truck products, are driven in large part by demand in the industrial sector. While demand for new trucks has dropped significantly since early 2000, we have an improving order backlog, which has increased from 20,000 trucks at October 31, 2001 to 24,000 trucks at October 31, 2002.

        Set forth below is certain information regarding our principal product lines based upon our results for fiscal 2002:

Product Line Description	Fiscal 2002 Revenues (in millions)	% of Fiscal 2002 Mfg. Revenues	Fiscal 2002 Unit Deliveries(1)	Estimated Market Share(2)	Typical End-Use/User
Medium Trucks (Class 5-7)	1,209	19%	30,500	42%	Local and regional delivery/beverage, refrigeration, utilities, towing, municipalities and emergency rescue
Heavy Trucks (Class 8)	1,267	19%	18,400	16%	Long-haul, local and regional delivery/fleets and owner operators
School Buses	831	13%	16,100	59%	School districts
Severe Service Vehicles	611	9%	9,300	20%	Construction, waste management and other on-off highway applications
Total Trucks	3,918	60%	74,300	26%
Mid-Range Diesel Engines	1,607	25%	315,100	NA	Ford and other OEMs
Service Parts	968	15%	NA	NA	All end-users listed in this table

(1)
Reflects North American retail unit deliveries of trucks, school buses and severe service vehicles and OEM deliveries of engines.

(2)
Combined North American markets for fiscal 2002. Market share for medium trucks reflects only Class 6-7 trucks.

Recent Developments

Restructuring and Other Non-Recurring Charges and Discontinued Operations

        In fiscal 2002, we recorded pre-tax charges and losses from discontinued operations totaling $602 million. We incurred pre-tax restructuring charges of $374 million, pre-tax non-recurring charges of $170 million primarily related to our V-6 diesel engine program and $58 million in losses from discontinued operations associated with our decision to exit the domestic Brazil truck market.

        Set forth below is a summary of the cash and non-cash impacts of the restructuring, discontinued operations and other non-recurring charges:

		Cash Impact
	Non-Cash Impact	2003	2004	Thereafter	Pre-Tax Total
		(in millions)
Restructuring and other non-recurring charges:
Chatham plant closure	$36	$36	$9	$32	$113
Completion of Five Point Plan	46	74	27	97	244
V-6 diesel engine termination	67	15	9	76	167
Brazil export business	8	2	0	0	10
Other(1)	0	6	0	2	10

Subtotal	157	133	45	207	544

Discontinued operations:
Exit domestic Brazil truck business	34	16	6	2	58

Total	$191	$149	$51	$209	$602

(1)
Cash payments of $2 million were incurred in fiscal 2002.

        A brief description of the major components of these items are set forth below:

  •
  Restructuring Charges. The major restructuring, integration and cost reduction initiatives included in our 2002 restructuring charge:

  •
  Chatham Plant Closure. Closure of facilities and exit of certain activities at the Chatham, Ontario heavy truck assembly facility.

  •
  Completion of Five Point Plan. Closure of the Springfield, Ohio body plant and a manufacturing production line, as well as related severance and pension costs.

  •
  V-6 Diesel Engine Termination. In 2000, we finalized a contract with Ford for the supply of a newly designed V-6 diesel engine on an exclusive basis commencing with model year 2002 and extending through 2012. In October 2002, Ford advised us that its current business case for a V-6 diesel engine in the specified vehicles is not viable and it has discontinued its program for the use of these engines. Ford is seeking to cancel the V-6 supply contract. We have recorded a non-recurring pre-tax charge to write-off the deferred pre-production costs, to write-down to fair value certain V-6 diesel engine-related fixed assets that will be abandoned, to accrue for future lease obligations under non-cancelable operating leases for certain V-6 diesel engine assembly assets that will not be used by the company, to accrue for amounts contractually owed to suppliers related to the V-6 diesel engine program and write-down to fair value certain other assets.

  •
  Exit Domestic Brazil Truck Business. In October 2002, we announced our decision to exit the domestic truck business in Brazil due to the condition of the Brazilian economy.

Corporate Structure

        Our common stock is publicly traded on the New York Stock Exchange under the symbol "NAV." We conduct our manufacturing operations principally through International, the guarantor of the notes, and, to a lesser extent, certain other wholly owned foreign and domestic subsidiaries. Our manufacturing operations are supported by our financial services subsidiaries, including NFC. Our financial services subsidiaries provide wholesale, retail and lease financing for sales of new and used trucks, truck chassis, buses and trailers, service parts and engines by International and retail and lease financing for sales of such products by International dealers to their customers.

        The following chart summarizes our principal organizational structure as discussed above:

Manufacturing Operations
Navistar International Corporation (Issuer)
International Truck and Engine Corp. (Guarantor)
Blue Diamond Joint Ventures Holding Subsidiaries
Other Foreign Manufacturing Subsidiaries
Other Manufacturing Subsidiaries
Navistar Financial Corporation
Foreign Finance Subsidiaries
NFC Subsidiaries
Financial Services Operations

        For the most part, our financial services subsidiaries fund their operations on an independent basis. Our financial services subsidiaries obtain funds to provide financing to our dealers and retail customers from sales of receivables, medium- and long-term debt securities and short- and long-term bank borrowings. As of October 31, 2002, NFC had $501 million of unrestricted cash and committed borrowing capacity to fund its general business purposes.

        We provide credit support to NFC under NFC's senior credit facility through an agreement whereby International has agreed not to permit NFC's consolidated income before income taxes, interest expense and dividends on preferred stock, if any, to be less than 125% of NFC's consolidated interest expense and dividends on preferred stock, if any, for any period of four fiscal quarters immediately preceding the date of measurement. For fiscal 2002, NFC's ratio of income before income taxes and consolidated interest expense to its consolidated interest expense was 205%. International has not made a payment to NFC under this arrangement since 1984. In addition, NIC had guaranteed an aggregate of $166 million of outstanding borrowings by its financial services subsidiaries as of October 31, 2002.

        In general, we sell to NFC on a regular basis for cash all wholesale and retail notes which we acquire in the regular course of our business from the sale of trucks and related equipment to our dealers and retail customers. As a result, such sales to NFC provide us with significant working capital during periods of increasing unit sales volume.

        For more information relating to NFC's financing arrangements and the relationship between Navistar, International and NFC, see "Description of Other Financing Arrangements" and "Certain Arrangements with NFC and International."

The Offering

Issuer	Navistar International Corporation.
Notes Offered	$190 million aggregate principal amount of 2 1/2% Senior Convertible Notes due December 15, 2007.
Maturity Date	December 15, 2007.
Interest Payment Dates	June 15 and December 15 of each year, commencing June 15, 2003.
Conversion Rights
The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of approximately $34.71 per share, subject to certain adjustments. This is equivalent to a conversion rate of 28.8101 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest. See "Description of Notes—Conversion of Convertible Notes."
Optional Redemption	None.
Sinking Fund	None.
Ranking	The notes are senior, unsecured obligations of NIC. Accordingly, they rank:
• behind all of NIC's future secured debt, if any, to the extent of the value of the assets securing such debt;
• equally with all of NIC's existing and future senior unsecured debt; and
• ahead of any of NIC's existing and future subordinated debt.
As of October 31, 2002, after giving pro forma effect to the December 2002 private placement of the notes offered hereby and the application of the net proceeds therefrom:
•
NIC would have had $840 million of total indebtedness outstanding (including the notes), of which $590 million would have ranked equally with the notes and $250 million would have been subordinated to the notes;
• NIC's financial services subsidiaries would have had $166 million of indebtedness that was guaranteed by NIC, which guarantee ranks equally with the notes; and
•
NIC's non-guarantor subsidiaries would have had $2,737 million of liabilities (including trade payables), of which $1,982 million would be liabilities of the financial services operations. See "Description of Notes—Ranking."
Subsidiary Guarantee
The payment of the principal, premium, if any, and interest on the notes is guaranteed by International (the "International Guarantee"). International will be released from its obligations under the International Guarantee upon the occurrence of certain events that are described more fully at "Description of Notes—Guarantee."

The International Guarantee is a senior, unsecured obligation of International and, as a result, it ranks:
• behind all of International's future secured debt, if any, to the extent of the value of the assets securing such debt;
• equally with all of International's existing and future senior unsecured debt; and
• ahead of any of International's existing and future subordinated debt.

As of October 31, 2002, after giving pro forma effect to the December 2002 private placement of the notes offered hereby and the application of the net proceeds therefrom, International would have had $861 million of total indebtedness outstanding (including all guaranteed obligations), $611 million of which would have ranked equally with the International Guarantee and $250 million of which would have been subordinated to the International Guarantee.
Purchase of Notes at Your Option Upon a Fundamental Change

If a fundamental change occurs as defined in the indenture, subject to certain conditions, we must give holders of the notes an opportunity to sell to us the notes at a purchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See "Description of Notes—Fundamental Change."
Trading
There is no established trading market for the notes and the notes are not listed on any securities exchange or quotation system. Our common stock is traded on the New York Stock Exchange under the symbol "NAV."
Use of Proceeds
We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of our common stock into which the notes are convertible. For more information, see "Use of Proceeds."

Additional Information

        NIC was incorporated under the laws of the State of Delaware in 1993 and is the successor to the truck and engine business of International Harvester Company, which business began in 1907. Our principal executive offices are located at 4201 Winfield Road, Warrenville, Illinois 60555, and our telephone number is (630) 753-5000. Our Web site is www.internationaldelivers.com. Our Web site, and the information contained therein, are expressly not included in or as part of this prospectus.

RISK FACTORS

        You should read and consider carefully each of the following factors, as well as the other information contained in or incorporated by reference into this prospectus, before making a decision to invest in the notes or our common stock.

Risks Relating to Navistar and its Markets

The markets in which we compete are subject to considerable cyclicality.

        Our ability to be profitable depends in part on the varying conditions in the truck, school bus, mid-range diesel engine and service parts markets. The markets in which we compete are subject to considerable cyclicality. Such markets move in response to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand also depend on general economic conditions, interest rate levels and fuel costs.

        Sales of Class 5 - 8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Truck sales in fiscal 2002 were hindered by a number of factors including the overall state of the economy, rising insurance costs, tightened credit availability and a large decline in sales to leasing companies. Reflecting the continued industry-wide decline in new truck orders, we lowered our industry projections for fiscal 2003. We currently project fiscal 2003 North American Class 8 heavy truck demand to be 156,000 units, down 5% from fiscal 2002. Class 5 - 7 medium truck demand, excluding school buses, is forecast at 105,500 units, 8% higher than in fiscal 2002. We are unable to predict the length or severity of the current downturn in the truck market or recovery levels. This weakness in the demand for new trucks has adversely affected our operating results in fiscal 2002 and 2001. Continued weakness in the demand for new trucks would have a negative impact on our business, financial condition and results of operations.

We operate in the highly competitive North American truck market.

        The North American truck market, in which we compete, is highly competitive. Our major U.S. domestic competitors include PACCAR, Ford and General Motors, as well as foreign-controlled domestic manufacturers, such as Freightliner, Sterling and Western Star (DaimlerChrysler), and Mack and Volvo (Volvo). In addition, manufacturers from Japan such as Hino (Toyota), Isuzu, Nissan and Mitsubishi, are attempting to increase their North American sales levels. The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices. Many of our competitors have greater financial resources, which may place us at a competitive disadvantage in responding to substantial industry changes, such as changes in governmental regulations that require major additional capital expenditures. In addition, certain of our competitors may have lower overall labor costs.

Our business may be adversely impacted by work stoppages and other labor relations matters.

        We are subject to risk of work stoppages and other labor relations matters because our workforce is highly unionized. As of October 31, 2002, we employed approximately 7,200 hourly workers and 6,100 salaried workers in the U.S. and Canada. Approximately 86% of the hourly workers and 19% of the salaried workers are represented by unions. Of these represented employees, 72% of the hourly workers and 94% of the salaried workers are represented by the United Automobile, Aerospace and Agriculture Implement Workers of America, or UAW, or the National Automobile, Aerospace and Agriculture Implement Workers of Canada, or CAW. In fiscal 2002, our Chatham, Ontario heavy-duty truck plant was subject to a strike before the parties reached a new collective bargaining agreement after expiration of the prior agreement. Our new collective bargaining agreements with the UAW and CAW expire in October 2007 and June 2004, respectively. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, financial condition and results of operations.

The loss of business from Ford, our largest customer, would have a negative impact on our business, financial condition and results of operations.

        Ford accounted for approximately 20% of our revenues for fiscal 2002, 21% for fiscal 2001 and 18% for fiscal 2000. In addition, Ford accounted for approximately 78%, 82% and 76% of our diesel engine unit volume in fiscal 2002, fiscal 2001 and fiscal 2000, respectively, primarily relating to the sale of our V-8 diesel engines. Although we have an agreement with Ford that continues through 2012 to supply V-8 diesel engines for inclusion in selected models produced by Ford, this agreement provides that we will supply Ford's requirements rather than manufacture a specific quantity of products. The loss of Ford as a customer, reduced or lower than anticipated purchases from Ford, or a significant decrease in demand for the models or a group of related models that utilize our products would have a negative impact on our business, financial condition and results of operations.

        We also have an agreement with Ford that was originally scheduled to commence with model year 2002 and extend through 2012 to supply newly-designed V-6 diesel engines for inclusion in selected models produced by Ford. This agreement provides that we will supply Ford's requirements rather than manufacture a specific quantity of products. In that regard, Ford recently advised us that its business case for using our newly-designed V-6 diesel engines is no longer viable and it has discontinued its program for the use of these engines. Ford is seeking to cancel the V-6 Diesel Engine Supply Agreement. As a result, we took a $167 million pre-tax charge for assets and obligations directly related to this product program in the fourth quarter of fiscal 2002.

The costs associated with complying with environmental and safety regulations could lower our margins.

        We, like other truck and engine manufacturers, continue to face heavy governmental regulation of our products, especially in the areas of environment and safety. As a diesel engine manufacturer, we have incurred research, development and tooling costs to design our engine product lines to meet new United States Environmental Protection Agency, or EPA, and California Air Resources Board, or CARB, emission standards. In addition, we expect to continue to incur research, design and tooling costs to: (1) achieve further required reductions in ozone-causing exhaust emissions by 2004 in accordance with the settlement agreement we entered into with the EPA and CARB and (2) satisfy the EPA's 1998 Clean Fuel Fleet Vehicle requirements and California's emission standards in 2002 for engines used in medium-size vehicles. We expect that our diesel engines will be able to meet all of these standards within the required time frames. We believe that the new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and, therefore, may result in a temporary near-term decline in new heavy-duty truck demand.

        We also are subject to various noise standards imposed by federal, state and local regulations, and to the National Traffic and Motor Vehicle Safety Act, or Safety Act, and Federal Motor Vehicle Safety Standards, or Safety Standards, promulgated by the National Highway Traffic Safety Administration, or NHTSA. On October 1, 2002, International notified the NHTSA of a program to effect a voluntary safety recall of hydraulic anti-lock brake system electronic control units manufactured by a third party and installed on certain of our vehicles. We have identified the population that could be affected by this recall, which could be up to approximately 90,000 units in the U.S. and Canada. We recorded a fourth quarter pre-tax charge for fiscal 2002 of approximately $51 million for estimated costs associated with the recall.

        Complying with environmental and safety requirements has added and will continue to add to the cost of our products, and increases the capital-intensive nature of our business. While we believe that we are in compliance in all material respects with these laws and regulations, we cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted. If the present level of price competition continues, it may become increasingly difficult for us and other manufacturers of engines and trucks to recover these costs and, accordingly, lower margins may result.

Our liquidity position may be adversely affected by a continued downturn in our industry.

        The downturn in our industry which began in 2000 has adversely affected our operating results and consequently limited our ability to incur additional indebtedness under certain of our debt instruments. In the event industry conditions continue to remain weak for a significant period of time, our liquidity position may be adversely affected, which may limit our ability to complete product development, capital improvement programs or other strategic initiatives at currently proposed levels.

Our business could be negatively impacted in the event NFC is unable to access sufficient capital to engage in its financing activities.

        NFC supports our manufacturing operations by providing financing to a significant portion of International dealers and retail customers. For example, NFC provided wholesale financing for approximately 96% of the new truck units sold by International to International dealers in the United States during fiscal 2002 and retail and lease financing for approximately 19% of new trucks sold by International and International dealers during the same period. NFC traditionally obtains the funds to provide such financing from sales of receivables, commercial paper, medium- and long-term debt and equity capital and from short-and long-term bank borrowings. NFC will need to incur additional short-and long-term debt in the future. The nature and amounts of such indebtedness can be expected to vary from time to time as a result of the volume of its business, market conditions and other factors. In addition, NFC expects to continue to sell and securitize receivables. One of NFC's securitization arrangements begins to amortize in the event that NFC's credit ratings fall below certain levels, which would have a negative impact on NFC's liquidity position in the short-term. If cash provided by operations, bank borrowings, continued sales and securitizations of receivables and the placement of term debt does not provide the necessary liquidity, NFC would restrict its financing of International products and to International dealers. A significant reduction in financing support could have a negative impact on our business, financial condition and results of operations.

Navistar has significant underfunded postretirement obligations.

        We have significant underfunded postretirement obligations. The underfunded portion of our accumulated benefit obligation was $992 million and $512 million for pension benefits at October 31, 2002 and 2001, respectively, and $1,703 million and $1,473 million for postretirement healthcare benefits at October 31, 2002 and 2001, respectively. Our underfunded postretirement obligations increased October 31, 2002 as a result of the decline in the market value of equity securities held by such benefit plans and a lowering of the rate used to calculate the present value of future benefit obligations.

        In the event that our pension plans are terminated for any reason and plan assets are insufficient to meet guaranteed liabilities, the Pension Benefit Guaranty Corporation, or PBGC, may have a right to take over these plans as their administrator and trustee. In this event, the actual present value of guaranteed pension liabilities may be determined in a manner different from that used by us to determine our unfunded vested pension liability, which could result in a higher level of underfunding. Subject to certain limitations, the PBGC would have a claim against us to the extent that plan assets were not sufficient to meet the actuarial present value of guaranteed liabilities.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited if there is a change in ownership of Navistar.

        As of October 31, 2002, we had $1,236 million of domestic and $51 million of foreign net operating loss carryovers, or NOLs. Currently there is no annual limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in any three-year period.

        If an ownership change occurs, our ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on our fair market value immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. The long-term tax-exempt interest rate is published monthly by the Internal Revenue Service. As of the date of this prospectus, the rate is approximately 4.65%. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards for the remainder of the 15- or 20-year carryforward period and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. Our use of new NOLs arising after the date of an ownership change would not be affected.

        It is impossible for us to ensure that an ownership change will not occur in the future. In addition, we may decide in the future that it is necessary or in our interest to take certain actions which result in an ownership change. If a more than 50% ownership change were to occur, use of our NOLs to reduce payments of federal income tax may be deferred to later years within the 15- or 20-year carryover period, or, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to a supply shortage.

        We obtain materials and manufactured components from third-party suppliers. Some of our suppliers are the sole source for a particular supply item. Any delay in our suppliers' abilities to provide us with necessary material and components may affect our capabilities at a number of our manufacturing locations or may require us to seek alternative supply sources. Delays in obtaining supplies may result from a number of factors affecting our suppliers, such as capacity constraints, labor disputes, the impaired financial condition of a particular supplier, suppliers' allocations to other purchasers, weather emergencies or acts of war or terrorism. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to political, economic and other risks that arise from operating a multinational business.

        As of October 31, 2002, we maintained approximately $258 million of property and equipment in foreign countries, primarily in Canada, Mexico, Brazil and Argentina. Accordingly, our business is subject to the political, economic and other risks that are inherent in operating in those countries and internationally. These risks include:

  •
  the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

  •
  trade protection measures and import or export licensing requirements;

  •
  tax rates in certain foreign countries that exceed those in the United States and the imposition of withholding requirements of foreign earnings;

  •
  the imposition of tariffs, exchange controls or other restrictions;

  •
  difficulty in staffing and managing international operations and the application of foreign labor regulations;

  •
  currency exchange rate risk to the extent that our assets/liabilities are denominated in a currency other than the functional currency of the country where we operate;

  •
  the imposition of exchange controls and currency devaluations;

  •
  required compliance with a variety of foreign laws and regulations; and

  •
  changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

        As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse affect on our international operations or on our business as a whole.

Risks Related to the Notes

Our substantial debt could require us to use a significant portion of our cash flow to satisfy our debt obligations and may limit our operating flexibility.

        We have a substantial amount of outstanding indebtedness, and a significant portion of our cash flow from operations will be used to satisfy our debt obligations. Therefore, a prolonged downturn in our business could limit our ability to satisfy our debt service obligations under such indebtedness, including the notes. The following chart sets forth certain important information regarding our capitalization and is presented as of October 31, 2002, adjusted to give effect to the December 2002 private placement of the notes offered hereby:

At October 31, 2002
(in millions)
Debt:
Manufacturing operations	$930
Financial services operations	1,878

Total debt	$2,808

Shareowners' equity	$426

        Our level of indebtedness could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make payments on our indebtedness;

  •
  limit our ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures, research and development costs and other general corporate requirements;

  •
  limit our ability to take advantage of business opportunities as a result of various restrictive covenants in our indebtedness; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

Despite our substantial debt levels, we may be able to incur substantially more debt.

        Because we are not restricted from incurring additional debt under the indenture, we may incur substantial additional indebtedness in the future. Although the indentures governing certain of our other outstanding notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, the indebtedness incurred in compliance with these restrictions could be substantial. Also, such restrictions do not prevent us from incurring obligations that do not constitute indebtedness. Further, such restrictions do not apply to or restrict the incurrence of indebtedness by our financial services subsidiaries, including NFC. To the extent new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase.

Servicing NIC's debt obligations requires a significant amount of cash, and its ability to generate cash depends on many factors beyond its control.

        NIC's ability to satisfy its debt service obligations will depend on, among other things, its future operating performance. NIC's future financial performance will be affected by a range of economic, competitive, regulatory and business factors, many of which are beyond our control, and we cannot assure you that NIC's business will generate sufficient cash flow from operations to enable it to service indebtedness, including the notes, or fund other liquidity needs. Our earnings for fiscal 2002 and fiscal 2001 were insufficient to cover our fixed charges by approximately $783 million and $75 million, respectively. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional equity capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

NIC is a holding company and must rely on dividends and other payments made to it by International and its other subsidiaries.

        NIC, the issuer of the notes, is a holding company that derives all of its operating income from, and holds substantially all of its assets through, its subsidiaries. The effect of this structure is that NIC will depend on the earnings of its subsidiaries, and the payment or other distribution to NIC of these earnings, in order to meet its obligations under the notes and other outstanding indebtedness. Although the notes are guaranteed by International, the primary operating subsidiary of NIC, there is a risk that the guarantee could be avoided or subordinated as a result of applicable fraudulent transfer laws. See "Risk Factors—A court may void the guarantee or subordinate the guarantee to other obligations of International." The ability of NIC's subsidiaries to make payments to NIC also is subject to, among other things, applicable state corporate laws and contractual restrictions. In addition, the payment of dividends by NFC to International is limited by the terms of its senior credit facility. See "Description of Other Financing Arrangements—Financial Services Operations."

Secured creditors of NIC or International will have a prior claim to the collateral securing such indebtedness.

        The notes are unsecured obligations of NIC and the guarantee of the notes by International is an unsecured obligation of International. The payment of principal and interest on the notes and payments pursuant to the guarantee are effectively subordinated in right of payment to any secured indebtedness of NIC and International, respectively, to the extent of the value of the collateral securing such indebtedness. If either NIC or International becomes insolvent or is liquidated, or if payment under any secured indebtedness of NIC or International is accelerated, the holders of such secured debt will be entitled to exercise the remedies available to a secured lender under applicable law. Assets securing such indebtedness will not be available to satisfy claims with respect to the notes or the guarantee of the notes in the event of a bankruptcy, liquidation or similar circumstance until all amounts due under the secured debt are repaid.

        As of October 31, 2002, International had approximately $2 million of secured indebtedness. Although the indentures governing certain of our other outstanding notes contain restrictions on the ability of NIC and International to incur secured indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the secured indebtedness incurred in the future in compliance with these restrictions could be substantial.

The notes are effectively subordinated to the obligations of our non-guarantor subsidiaries.

        The notes are guaranteed by International but not by any other direct or indirect subsidiary of NIC. Claims of creditors of non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

        As of October 31, 2002, after giving pro forma effect to the December 2002 private placement of notes offered hereby and the application of the net proceeds therefrom, NIC's non-guarantor subsidiaries had an aggregate of $1,947 million of indebtedness outstanding, of which $1,878 million would be liabilities of the financial services operations.

We may be unable to repurchase your notes upon the occurrence of a Fundamental Change.

        Upon the occurrence of a Fundamental Change, as defined in "Description of Notes," you will have the right, at your option, to require us to repurchase all or any portion of your notes. If a Fundamental Change were to occur, there can be no assurance that we would have sufficient funds to pay the purchase price for all the notes tendered by the holders of the notes.

If the notes are rated investment grade at any time by both Standard & Poor's and Moody's, the International Guarantee of the notes will be released, and the holders of the notes will lose the benefit of the guarantee.

        International will be released from its obligations under the International Guarantee if, among other things, after giving effect to such release of the International Guarantee, the notes will continue to be assigned an investment grade rating by both Standard & Poor's and Moody's. See "Description of Notes—Guarantee." The International Guarantee would not be reinstated even if Standard & Poor's or Moody's were to later downgrade their rating of the notes to a non-investment grade level.

A court may void the guarantee or subordinate the guarantee to other obligations of International.

        Our principal operating subsidiary, International, guarantees the notes. If, however, International becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under Federal or state fraudulent transfer law a court might:

  •
  avoid all or a portion of International's guarantee of the notes;

  •
  subordinate International's guarantee of the notes to other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the guarantee; and

  •
  take other action detrimental to holders of the notes, including, in certain circumstances, invalidating the guarantee.

        The court might do so if it found that, when International entered into its guarantee (or, in some states, when payments became due thereunder), International:

  •
  received less than reasonably equivalent value or fair consideration for the guarantee; and

  •
  either (1) was, or was rendered, insolvent, (2) was left with inadequate capital to conduct its business or (3) believed, or should have believed, that it would incur debts beyond its ability to pay.

        The court might also avoid International's guarantee, without regard to those factors, if it found that International entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

        A court would likely find that International did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the notes' issuance. If a court avoided the International Guarantee, you would no longer have a claim against International. In addition, the court might direct you to repay any amounts already received from International. If the court were to avoid the guarantee, we cannot assure you that funds would be available to pay the notes from any other source.

        The test for determining solvency for these purposes will depend on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property or if the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" includes contingent and unliquidated debts.

        The indenture states that the liability of International on its guarantee is limited to the maximum amount that it can incur without risk that the guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect the guarantee from fraudulent transfer attack or, if it does, that the guarantee will be in amounts sufficient, if necessary, to pay the notes when due.

There is no established trading market for the notes and no guarantee that a market will develop or that you will be able to sell your notes.

        There is no established trading market for the notes and the notes are not listed on any securities exchange or quotation system. We cannot assure you that a market will develop or that you will be able to resell your notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for any quotation system to quote them. We cannot assure you that a market will develop or that you will be able to resell your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Generally, the liquidity of, and trading market for, the notes may also be materially and adversely affected by declines in the market for similar debt securities. Such a decline may materially and adversely affect such liquidity and trading independent of our financial performance and prospects.

Risks Related to Our Common Stock

Certain charter and statutory provisions may have an anti-takeover effect.

        Our certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve certain mergers and consolidations or a sale of all or substantially all of our assets, or a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction. Our certificate of incorporation and by-laws also contain provisions which:

  •
  permit us to issue so-called "flexible" preferred stock,

  •
  provide for a classified board of directors (which has the effect under Delaware law of precluding shareowners from removing directors without cause),

  •
  limit the filling of board vacancies to the remaining directors, and

  •
  prohibit shareowners from taking action by written consent or calling special meetings.

        We also are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which restricts us from engaging in certain business combinations with "interested stockholders." The fact that the utilization of our net operating losses could be adversely affected by a change of control also could have an anti-takeover effect.

        Although not intended, the foregoing provisions may adversely affect the marketability of the common stock by discouraging potential investors from acquiring our stock. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our shareowners. See "Description of Capital Stock—Certain Certificate of Incorporation and By-laws Provisions; Certain Provisions of Delaware Law."

Possible volatility of Navistar share price increases the risk of your investment.

        Numerous factors may significantly affect the market price for our common stock. Such factors include the announcement of new products or other strategic initiatives by us or our competitors, technological innovations by us or our competitors, the growth and expansion of our business, trends and uncertainties affecting the truck manufacturing industry as a whole, issuances and repurchases of common stock, quarterly variations in our operating results or the operating results of our competitors, investors' expectations of Navistar's prospects, changes in earnings estimates by analysts or reported results that vary materially from such estimates and general economic and other conditions, including the cyclical nature of our business. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the common stock.

We do not intend to pay dividends for the foreseeable future.

        We have not paid dividends on our common stock since 1980 and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain our earnings, if any, to use in our ongoing operations. In addition, the terms of the agreements governing our indebtedness restrict our ability to pay dividends on our common stock. Furthermore, our board of directors has the authority to issue one or more series of preferred stock without action of the stockholders. Although we have no present plan to issue any additional series of preferred stock or preference shares, the issuance of any additional series could also have the effect of limiting dividends on the common stock. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, and such forward-looking statements only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

  •
  general economic or business conditions affecting the markets in which we operate being less favorable than expected;

  •
  our failure to develop or successfully introduce new products;

  •
  increased competition in the North American truck market;

  •
  the loss of major customers, including Ford;

  •
  work stoppages or other adverse labor relations matters;

  •
  implementation of or changes in the laws, regulations or policies governing manufacturers of trucks and engines that could negatively affect the automotive components supply industry;

  •
  changes in general economic conditions in the United States, Canada and Mexico;

  •
  various other factors beyond our control; and

  •
  the factors described in the "Risk Factors" section of this prospectus.

        All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. You should also read carefully the factors described in the "Risk Factors" section of this prospectus.

SUBSIDIARY GUARANTOR

        The payment of the principal, premium, if any, and interest on the notes has been guaranteed on a senior, unsecured basis by International. International is a direct wholly owned subsidiary of NIC through which substantially all of NIC's manufacturing operations are conducted. NIC is a holding company that does not conduct any operations on a stand-alone basis. As a result, the reports and other information filed by NIC with the SEC includes a description of the business and operations conducted by International and its consolidated subsidiaries.

        The board of directors of International consists of John R. Horne, Robert C. Lannert and Daniel C. Ustian. Each of Messrs. Horne, Lannert and Ustian are also executive officers of International and directors and executive officers of NIC. NIC's Annual Report on Form 10-K for the fiscal year ended October 31, 2002 includes a list of the executive officers of International, along with related biographical information. See "Where You Can Find More Information."

        Note 21 to NIC's audited consolidated financial statements for the three years ended October 31, 2002 contains condensed consolidating financial information for NIC, International and NIC's non-guarantor subsidiaries. Separate financial statements of International have not been included or incorporated by reference in this prospectus as permitted under Rule 3-10 of Regulation S-X.

        International was incorporated under the laws of the State of Delaware in 1965. Its principal executive offices are located at 4201 Winfield Road, Warrenville, Illinois 60555, and its telephone number is (630) 753-5000.

USE OF PROCEEDS

        When this prospectus is used by selling securityholders to resell their notes and/or common stock of Navistar, we will not receive any proceeds from the sale of the notes or common stock, as the case may be, from the selling securityholders. Our net proceeds from the offering of the notes in the December 2002 private placement, after deducting fees and discounts payable by us, were approximately $184 million. We used $100 million of the net proceeds to repay our existing 7.0% senior notes upon their maturity on February 1, 2003, and approximately $84 million of the net proceeds to repay other existing indebtedness and to replenish cash balances used to repay indebtedness during fiscal 2002. Such cash balances are available for general corporate purposes.

        The other existing indebtedness we repaid using the net proceeds from the December 2002 private placement of the notes includes: (i) $38 million of borrowings under a bank loan agreement that matures on January 31, 2004 with an annualized weighted average interest rate of 2.87% for fiscal 2002; (ii) approximately $19 million of intercompany borrowings from NFC that mature on October 31, 2003 with an annualized interest rate of 7.75% for fiscal 2002; and (iii) approximately $13 million of intercompany borrowings from International Truck and Engine Corporation Cayman Islands Holding Company that mature on October 31, 2003 with an annualized interest rate of 7.875% for fiscal 2002.

HEDGING ARRANGEMENTS

        Simultaneous with the issuance of the notes in the December 2002 private placement, a subsidiary of NIC entered into hedging arrangements with Credit Suisse First Boston International under which we will benefit from increases in the price of NIC's common stock from the conversion price of each note up to approximately $53.40. The maturity and terms of the hedge match the maturity and certain terms of the notes. The effect of these arrangements is to eliminate share dilution upon conversion of the convertible debt from the conversion price of the notes up to a 100% premium over the share price from issuance. We paid for these hedge arrangements using cash on hand. See note 22 to the consolidated financial statements, which are incorporated by reference in this prospectus.

        In connection with these arrangements, Credit Suisse First Boston International has purchased Navistar common stock in open market transactions.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the periods presented:

	Fiscal Year Ended October 31,
	2002	2001	2000		1999		1998
Ratio of earnings to fixed charges (1)	—	—	2.1	x	4.6	x	4.1	x

(1)
The ratio of earnings to fixed charges is determined by dividing pre-tax income from continuing operations, adjusted for the cumulative changes in accounting policy, interest expense, debt expense amortization and the portion of rental expense deemed representative of an interest factor by the sum of interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor. For fiscal 2002 and 2001, our earnings were insufficient to cover fixed charges by $783 million and $75 million, respectively.

DESCRIPTION OF NOTES

        Navistar International Corporation issued the Convertible Notes under an Indenture (the "Indenture") between itself, International and BNY Midwest Trust Company, as trustee (the "Trustee"). The terms of the Convertible Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        Certain capitalized terms used solely in this description are defined under the subheading "—Certain Definitions." Certain capitalized terms used solely in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the Indenture. In this description, the word "NIC" refers only to Navistar International Corporation and not to any of its subsidiaries.

        The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of these Convertible Notes. You may request copies of these agreements at our address set forth below under the heading "—Additional Information."

Brief Description of the Convertible Notes

        These Convertible Notes:

    •
    are unsecured senior obligations of NIC;

    •
    are senior in right of payment to all existing and future Subordinated Obligations of NIC;

    •
    are guaranteed by International on a senior unsecured basis;

    •
    are convertible into shares of NIC common stock; and

    •
    together with the shares of common stock into which the Convertible Notes are convertible, are subject to registration with the Commission pursuant to the Registration Rights Agreement.

        NIC is not restricted from paying dividends, incurring debt or issuing or repurchasing its securities under the Indenture. In addition, there are no financial covenants in the Indenture. You are not protected under the Indenture in the event of a highly leveraged transaction or a change in control of NIC except to the extent described under "—Fundamental Change."

Principal, Maturity and Interest

        NIC issued the Convertible Notes with a maximum aggregate principal amount of $190 million. NIC issued the Convertible Notes in denominations of $1,000 and any integral multiple of $1,000. The Convertible Notes will mature on December 15, 2007.

        Interest on these Convertible Notes accrues at the rate of 2.5% per annum and is payable semiannually in arrears on June 15 and December 15, commencing on June 15, 2003. We will make each interest payment to the holders of record of these Convertible Notes on the immediately preceding June 1 and December 1.

        Interest on these Convertible Notes accrues from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Additional interest may accrue on the Convertible Notes in certain circumstances pursuant to the Registration Rights Agreement.

Conversion of Convertible Notes

        Subject to the conditions described below, holders may convert their Convertible Notes into shares of NIC common stock at an initial conversion price of approximately $34.71 per share at any time following issuance of the Convertible Notes, unless NIC has previously repurchased the Convertible Notes or unless the Convertible Notes have matured. A holder may convert fewer than all of such holder's Convertible Notes so long as the Convertible Notes converted are an integral multiple of $1,000 principal amount.

        Except as described below, NIC will not make any payment or other adjustment for accrued interest on the Convertible Notes or dividends on any common stock issued upon conversion of the Convertible Notes. If you submit your Convertible Notes for conversion between a record date and the opening of business on the next interest payment date, you must pay funds equal to the interest payable on the converted principal amount. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender Convertible Notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion to the date of conversion or for any later period.

        The conversion right may be exercised by the holder by delivering the Convertible Note to NIC at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the Trustee. Beneficial owners of interests in a global note may exercise their conversion right by delivering to the DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the Convertible Note, the duly signed and completed notice of conversion and any funds that may be required as described above shall have been so delivered. A holder delivering a Convertible Note for conversion will be required to pay any tax or duty which may be payable in respect of the issuance or delivery of NIC common stock on that conversion and in respect of any transfer involved in the issue or delivery of the NIC common stock by NIC in a name other than the holder of the Convertible Note. Certificates representing shares of NIC common stock will not be issued or delivered by NIC unless all taxes and duties, if any, payable by the holder have been paid.

        NIC is not required to deliver fractional shares of NIC common stock upon conversion of Convertible Notes and, in lieu of such fractional shares, NIC will pay cash equal to the relevant portion of the market price of NIC common stock on the Business Day prior to the conversion date.

        The conversion price is subject to adjustment (under formulae set forth in the Indenture) in certain events, including:

  (1)
  the issuance of NIC common stock as a dividend or distribution on such common stock;

  (2)
  certain subdivisions and combinations of NIC common stock;

  (3)
  the issuance to all or substantially all holders of NIC common stock of certain rights or warrants to purchase such common stock at a price per share less than the current market price (as defined in the Indenture), provided that the conversion price will be readjusted to the extent such rights or warrants are not exercised prior to their expiration;

  (4)
  the dividend or other distribution to all holders of common stock of shares of NIC capital stock (other than common stock) or evidences of its indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

  (5)
  dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon a merger, share exchange or consolidation to which the second succeeding paragraph applies) to all holders of NIC common stock to the extent such distributions, combined together with:

    •
    all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus

    •
    any cash and the fair market value of other consideration payable in respect of any tender offers by NIC or any of its subsidiaries for NIC common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceed 10% of NIC's market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the date immediately preceding the date on which such distribution is declared by NIC; and

  (6)
  the purchase of NIC common stock pursuant to a tender offer made by NIC or any of its subsidiaries to the extent that the aggregate consideration, together with:

  •
  any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus

  •
  the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of NIC common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of NIC's market capitalization on the expiration of such tender offer.

        NIC may, instead of making any required adjustment in the conversion price under clause (4) or (5), make proper provision so that each holder of Convertible Notes who converts a Convertible Note shall be entitled to receive upon conversion, in addition to the shares of NIC common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the Convertible Note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (5), interest accrued as a consequence of the investment, in U.S. government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

        In the case of:

  •
  any reclassification or change of NIC's common stock; or

  •
  a consolidation, merger, share exchange or combination involving NIC or a sale or conveyance to another person of NIC's property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of NIC's common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for NIC's common stock, the holders of the Convertible Notes then outstanding will be entitled thereafter to convert such Convertible Notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, had such Convertible Notes been converted into NIC common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which NIC's shareholders may exercise rights of election, that a holder of Convertible Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a Fundamental Change requiring NIC to offer to repurchase the Convertible Notes. See "—Fundamental Change."

        In the event of a taxable distribution to holders of NIC common stock, or other transaction, that results in any adjustment of the conversion price, the holders of Convertible Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of the common stock. See "United States Federal Income Tax Considerations."

        NIC may, from time to time, to the extent permitted by law, reduce the conversion price of the Convertible Notes by any amount for any period of at least 20 days, in which case NIC shall give at least 15 days' notice of such decrease, if its board of directors has made a determination that such decrease would be in its best interests, which determination will be conclusive. NIC may, at its option, make such reductions in the conversion price, in addition to those set forth above, as its board of directors deems advisable to avoid or diminish any income tax to holders of NIC common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See "United States Federal Income Tax Considerations."

        No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect. However, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of NIC common stock or any securities convertible into or exchangeable for such common stock or carrying the right to purchase any of the foregoing.

Fundamental Change

        If a Fundamental Change occurs prior to the maturity of the Convertible Notes, each holder will have the right to require NIC to repurchase any or all of the holder's Convertible Notes. The Convertible Notes may be repurchased in multiples of $1,000 principal amount. The repurchase price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest, if any, to the date of repurchase.

        A "Fundamental Change" occurs if:

  •
  the common stock of NIC (or its successor under the Indenture) is no longer traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market;

  •
  NIC consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary) and the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the resulting or surviving entity (or its parent) which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction;

  •
  any person (other than a direct or indirect wholly-owned subsidiary) consolidates with or merges into NIC and the holders of the common stock of NIC immediately prior to the transaction beneficially own shares of the resulting or surviving entity which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction;

  •
  NIC, or NIC together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person or group in one or a series of transactions other than (1) to one or more of its direct or indirect wholly-owned subsidiaries, (2) in a Permitted Joint Venture or (3) a transaction in which the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the transferee or lessee (or its parent) which in the aggregate represent a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the transferee or lessee (or its parent) immediately after the transaction;

  •
  any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than NIC employee or retirement benefit plans or trusts sponsored or established by NIC or its subsidiaries is or becomes after the issue date of the Convertible Notes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding voting stock that is normally entitled to vote in the election of directors of NIC;

  •
  so long as NIC is bound to the terms of the Indenture, it adopts a plan relating to its liquidation or dissolution; or

  •
  the outstanding common stock of NIC is reclassified into, exchanged for or converted into the right to receive any other property or security (other than in connection with a consolidation or merger covered by the second or third paragraph of this definition);

provided, however, that none of these circumstances with respect to NIC will be a Fundamental Change if at least 90% of the aggregate fair market value (as determined by NIC's board of directors) of the property and securities received or retained by holders of NIC's common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the successor person (or its parent) that are, or upon issuance will be, traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market.

        On or before the 30th day after the occurrence of a Fundamental Change, NIC will deliver to the Trustee, and the Trustee shall mail such notice to all holders of record of the Convertible Notes (and to beneficial owners as required by law), a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. The notice will state among other things:

  •
  a brief description of the events causing the Fundamental Change;

  •
  the repurchase price and date; and

  •
  the procedures that holders must follow to require NIC to repurchase their Convertible Notes.

        To exercise the repurchase right, holders of Convertible Notes must deliver, on or before the 60th day after the date of our notice of a Fundamental Change, a repurchase notice electing to require NIC to repurchase Convertible Notes which shall state:

  •
  the certificate numbers of the holder's Convertible Notes to be delivered for repurchase; and

  •
  the portion of the principal amount of Convertible Notes to be repurchased, which must be $1,000 or an integral multiple of $1,000.

        Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date.

        The notice of withdrawal shall state:

  •
  the principal amount being withdrawn;

  •
  the certificate numbers of the Convertible Notes being withdrawn; and

  •
  the principal amount of the Convertible Notes that remains subject to the repurchase notice, if any.

        In connection with the repurchase of the Convertible Notes in the event of a Fundamental Change, NIC will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable.

        Payment of the repurchase price for a Convertible Note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the Convertible Note, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. Payment of the repurchase price for the Convertible Notes will be made promptly following the later of the repurchase date or the time of book-entry transfer or physical delivery of the Convertible Notes.

        If the paying agent holds money sufficient to pay the repurchase price of a Convertible Note on the Business Day following the repurchase date in accordance with the terms of the Indenture, then, immediately after the repurchase date, the Convertible Note will cease to be outstanding and interest on such Convertible Note will cease to accrue, whether or not book-entry transfer is made or the Convertible Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate other than the right to receive the purchase price upon delivery of the Convertible Note.

        The repurchase rights of the holders of Convertible Notes could discourage a potential acquiror of NIC. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of NIC by any means or part of a plan by management to adopt a series of anti-takeover provisions.

        The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect the financial condition of NIC. In addition, the requirement that NIC offer to repurchase the Convertible Notes upon a Fundamental Change may not protect holders of Convertible Notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving NIC.

        NIC's ability to repurchase Convertible Notes may be limited by the terms of its then existing indebtedness or financial agreements.

        No Convertible Notes may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an Event of Default described below under "—Events of Default and Remedies." However, Convertible Notes may be repurchased if the Event of Default is in the payment of the Fundamental Change repurchase price with respect to the Convertible Notes.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Convertible Notes. However, under certain circumstances, we may be required to offer to purchase Convertible Notes as described under the caption "—Fundamental Change." We may at any time and from time to time purchase Convertible Notes in the open market or otherwise.

Guarantee

        International has guaranteed, on a senior unsecured basis, our obligations under these Convertible Notes (the "International Guarantee). The obligations of International under the International Guarantee are limited as necessary to prevent the International Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—A court may void the guarantee or subordinate the guarantee to other obligations of International."

        If the International Guarantee is rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of International, and, depending on the amount of such indebtedness, International's liability on the International Guarantee could be reduced to zero. See "Risk Factors—A court may void the guarantee or subordinate the guarantee to other obligations of International."

        In the event that International is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)), and whether or not International is the surviving corporation in such transaction, to a person which is not NIC or an Affiliate of NIC, then International will be released from its obligations under the International Guarantee.

        In addition, International will be released from its obligations under the International Guarantee at such time as the Convertible Notes are assigned an Investment Grade rating by both Rating Agencies if, after giving effect to such release of the International Guarantee:

  (1)
  the Convertible Notes will continue to be assigned an Investment Grade rating by both Rating Agencies;

  (2)
  the Investment Grade rating shall not be accompanied by either (i) in the case of S&P, a negative outlook, creditwatch negative or the equivalent thereof or (ii) in the case of Moody's, a negative outlook, a review for possible downgrade or the equivalent thereof;

  (3)
  no Default under the Indenture has occurred and is continuing; and

  (4)
  NIC has outstanding no other Indebtedness, which at such time has an aggregate outstanding principal amount in excess of $25 million that is guaranteed by International.

        Notwithstanding that the Convertible Notes may thereafter cease to have an Investment Grade rating by both Rating Agencies or that the Investment Grade rating may later be accompanied by either items (i) or (ii) set forth in paragraph (2) above, International shall have no further obligation under the International Guarantee.

Ranking

Senior Indebtedness versus Convertible Notes

        The indebtedness evidenced by these Convertible Notes and the International Guarantee is unsecured and ranks pari passu in right of payment with the senior indebtedness of NIC and International, as the case may be.

        As of October 31, 2002, after giving pro forma effect to the offering of the Convertible Notes in the December 2002 private placement and the application of the net proceeds therefrom:

  (1)
  NIC's senior indebtedness would have been approximately $590 million, including $0 of secured indebtedness; and

  (2)
  the senior indebtedness of International would have been approximately $611 million, including $2 million of secured indebtedness. Virtually all of the senior indebtedness of International consists of its guarantees of senior indebtedness of NIC.

        The Convertible Notes and the International Guarantee are unsecured obligations of NIC and International. Secured debt and other secured obligations of NIC and International will be effectively senior to the Convertible Notes and the International Guarantee to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Convertible Notes

        All of our operations are conducted through our subsidiaries. None of our subsidiaries other than International, including all of the subsidiaries conducting our financial services operations, are guaranteeing the Convertible Notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Convertible Notes. Accordingly, the Convertible Notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

        At October 31, 2002, the total liabilities of our subsidiaries (other than International and our financial services operations, including NFC) were approximately $2,737 million, including trade payables, and our financial services operations had total liabilities of approximately $1,982 million.

        Neither NIC nor its subsidiaries are prohibited from incurring senior indebtedness, secured indebtedness or any other indebtedness or liabilities under the Indenture. NIC expects to incur additional indebtedness and other liabilities, including senior indebtedness and secured indebtedness, in the future.

Registration Rights

        The following summary of the registration rights provided in the Registration Rights Agreement and the Convertible Notes is not complete. You should refer to the Registration Rights Agreement for a full description of the registration rights that apply to the Convertible Notes.

        We have agreed to file this shelf registration statement under the Securities Act within 90 days after the first date of original issuance of the Convertible Notes to register the Convertible Notes and the shares of common stock into which the Convertible Notes are convertible, which we refer to as registrable securities. We will use reasonable best efforts to have this shelf registration statement declared effective within 210 days after the Issue Date, and to keep it effective until the earliest of:

  (1)
  two years from the Issue Date;

  (2)
  the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

  (3)
  the date on which all registrable securities (other than those held by our affiliates) are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act or any successor rule thereof, without limitations under clauses (c), (e), (f) and (h) of Rule 144 under the Securities Act, or any successor provisions thereof.

        We are permitted to suspend the use of the prospectus which is a part of this registration statement for a period not to exceed 30 consecutive days or an aggregate of 60 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

        A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the Registration Rights Agreement which are applicable to such holder.

        If:

  (1)
  on or prior to the 90th day after the Issue Date, the shelf registration statement has not been filed with the Commission;

  (2)
  on or prior to the 210th day after the Issue Date, the shelf registration statement has not been declared effective by the Commission; or

  (3)
  after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or fails to be usable in connection with resales of Convertible Notes and the common stock issuable upon the conversion of the Convertible Notes in accordance with and during the periods specified in the Registration Rights Agreement and (A) we do not cure the shelf registration statement within five Business Days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 30th or 60th day, as the case may be,

(each such event, a "Registration Default"), additional interest will accrue on the Convertible Notes and the underlying shares of NIC common stock that are registrable securities in addition to the rate set forth in the title of the Convertible Notes, from and including the date on which any such Registration Default occurs to, but excluding, the date on which the Registration Default has been cured, at the rate of .50% per year for the Convertible Notes (or an equivalent amount for any common stock issued upon conversion of the Convertible Notes that are registrable securities). We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the Convertible Notes and the common stock issuable upon the conversion of the Convertible Notes held by the holder are "transfer restricted securities" within the meaning of the Registration Rights Agreement.

        We have given notice of our intention to file this shelf registration statement, which we refer to as a filing notice, to each of the holders of the Convertible Notes and the common stock issuable upon their exercise in the same manner as we would give notice to holders of Convertible Notes under the Indenture. The filing notice seeks, among other things, a determination from each of such holders as to whether such holder elects to have its Convertible Notes and the common stock issuable on conversion thereof registered for sale pursuant to the shelf registration statement.

        You are required to deliver the questionnaire prior to the effectiveness of the shelf registration statement so that you can be named as selling securityholder in the prospectus. If you fail to deliver the questionnaire prior to such time, we will to the extent permitted by applicable rules and regulations of the SEC, as promptly as practicable but in any event within ten Business Days of receipt of your completed questionnaire, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend under certain circumstances. Under the Registration Rights Agreement you will be required to deliver a prospectus to each purchaser and will be bound by the provisions of the agreement.

        We will pay all expenses of the shelf registration statement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, registered resales of the registrable securities.

Limitation on Guarantees by Subsidiaries

        The Indenture provides that NIC shall not cause or permit any of its subsidiaries, directly or indirectly, to guarantee the payment of any Applicable Indebtedness of NIC, unless such subsidiary of NIC simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of payment of the Convertible Notes by such subsidiary of NIC (a "Subsidiary Guarantee"); provided, that:

  (1)
  (a) any guarantee by a subsidiary of NIC of such Applicable Indebtedness: (I) is unsecured or (II) is secured and (A) in the case of any such guarantee of Applicable Indebtedness of NIC ranking pari passu with the Convertible Notes, the Subsidiary Guarantee is secured equally and ratably with any liens securing such guarantee and (B) in the case of any such guarantee of Applicable Indebtedness of NIC subordinated to the Convertible Notes, the relevant Subsidiary Guarantee is secured on a basis ranking prior to the liens securing such guarantee and

    (b) (I) in the case of any such guarantee of Applicable Indebtedness of NIC subordinated or junior to the Convertible Notes (whether pursuant to its terms or by operation of law), such guarantee is subordinated pursuant to a written agreement to the relevant Subsidiary Guarantee at least to the same extent and in the same manner as such Applicable Indebtedness is subordinated to the Convertible Notes, or (II) the Subsidiary Guarantee is not subordinated or junior to any Indebtedness of such guarantor; and

  (2)
  such guarantor waives, and agrees it will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against NIC or any other subsidiary of NIC as a result of any payment by it under such Subsidiary Guarantee.

Notwithstanding the foregoing, any Subsidiary Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon either (a) the unconditional release or discharge of such guarantor's guarantees of all other Applicable Indebtedness of NIC (other than a release resulting from payment under such subsidiary's guarantees) or (b) any sale, exchange or transfer, to any person not an Affiliate of NIC, of all (but not less than all) of the Capital Stock of such guarantor, or all or substantially all of the assets of such guarantor, pursuant to a transaction which is in compliance with all of the terms of the Indenture.

Merger and Consolidation

        The Indenture provides that NIC shall not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not it is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety (other than to one or more direct or indirect wholly-owned subsidiaries or in a Permitted Joint Venture) unless:

  •
  either (1) it shall be the surviving or continuing corporation of that merger, consolidation or share exchange or (2) if it shall not be the surviving or continuing corporation, the entity or person formed by or surviving any such consolidation, merger or share exchange (or its parent) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (or its parent) (a) is a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and (b) assumes the obligations of the predecessor under the Convertible Notes, if any, and the Indenture and the performance of each of the predecessor's covenants under the Convertible Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

  •
  immediately after such transaction no Default or Event of Default exists; and

  •
  it or such successor person shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of an entity's subsidiaries, the capital stock of which constitutes all or substantially all of the properties and assets of that entity, will be deemed to be the transfer of all or substantially all of that entity's properties and assets.

        Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which the predecessor is merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for the predecessor, and may exercise the predecessor's right and power, under the Indenture with the same effect as if the successor had been named as the predecessor in the Indenture, and thereafter the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Convertible Notes.

        The Indenture provides that, in the event of a sale or disposition of all or substantially all of the assets or capital stock of International to a direct or indirect subsidiary of NIC, such successor subsidiary shall expressly assume, by a guarantee agreement in form reasonably satisfactory to the Trustee, all of the obligations of International under the International Guarantee.

Reports

        So long as any Convertible Note is outstanding, NIC will file with the Commission and, within 15 days after it files them with the Commission, file with the Trustee and mail or cause the Trustee to mail to the holders at their addresses as set forth in the register of the Convertible Notes, copies of the annual reports and of the information, documents and other reports which NIC is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or which NIC would be required to file with the Commission if NIC then had a class of securities registered under the Exchange Act. In addition, NIC shall cause its annual report to stockholders and any quarterly or other financial reports furnished to its stockholders generally to be filed with the Trustee and mailed, no later than the date such materials are mailed or made available to NIC's stockholders, to the holders at their addresses as set forth in the register of Convertible Notes.

Events of Default and Remedies

        Each of the following constitutes an Event of Default under the Indenture:

  •
  NIC fails to pay the principal amount or Fundamental Change repurchase price with respect to any Convertible Note when such amount becomes due and payable;

  •
  NIC fails to pay interest on the Convertible Notes when due and such failure continues for 30 days;

  •
  NIC fails to pay additional interest owing as described under "—Registration Rights" and such failure continues for 30 days;

  •
  NIC fails to provide the Trustee with timely notice of a Fundamental Change;

  •
  NIC fails to comply with any of its other agreements in the Convertible Notes or the Indenture and such failure continues for 60 days after it receives a written notice of such Default by the Trustee or by holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding;

  •
  specified events of bankruptcy or insolvency affecting NIC occur; or

  •
  there occurs any default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by NIC or any subsidiary of NIC (or the payment of which is guaranteed by NIC or any subsidiary of NIC), which default is caused by a failure to pay principal of or premium, if any, on such

    Indebtedness upon its stated maturity or which default results in the acceleration of such Indebtedness prior to its express maturity and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $50.0 million or more and such acceleration has not been rescinded or annulled or such Indebtedness discharged in full within 30 days.

        If an Event of Default (other than an Event of Default specified in the second to last bullet point above) occurs and is continuing, then and in every such case the Trustee, by written notice to NIC, or the holders of not less than 25% in aggregate principal amount of the then outstanding Convertible Notes, by written notice to NIC and the Trustee, may declare the unpaid principal of and accrued and unpaid interest on all the Convertible Notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest, if any, will become immediately due and payable, notwithstanding anything contained in the Indenture or the Convertible Notes to the contrary. If any Event of Default specified in the second to last bullet point above occurs with respect to NIC, all unpaid principal of, and premium, if any, and accrued and unpaid interest, if any, on the Convertible Notes then outstanding will automatically become due and payable without any declaration or other act on the part of the Trustee or any holder of Convertible Notes.

        Holders of the Convertible Notes may not enforce the Indenture or the Convertible Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Convertible Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Indenture requires the Trustee to mail a notice of Default or Event of Default to each holder within 60 days of the occurrence of such Default or Event of Default. However, the Trustee may withhold from the holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of or interest on the Convertible Notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the Convertible Notes then outstanding by notice to the Trustee may rescind any acceleration of the Convertible Notes and its consequences if all existing Events of Default (other than the nonpayment of principal of or interest on the Convertible Notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent Default or Event of Default or impair any right consequent thereto.

        The holders of a majority in aggregate principal amount of the Convertible Notes then outstanding may, on behalf of the holders of all the Convertible Notes, waive any past Default or Event of Default under the Indenture and its consequences, except Default in the payment of principal of or interest on the Convertible Notes (other than the non-payment of principal of or interest on the Convertible Notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of all holders of Convertible Notes.

        NIC is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture or the Convertible Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Convertible Notes then outstanding (including consents obtained in connection with a tender offer for Convertible Notes), and any existing Default or compliance with any provision of the Indenture or the Convertible Note may be waived with the consent of the holders of a majority in principal amount of the then outstanding Convertible Notes (including consents obtained in connection with a tender offer for Convertible Notes).

        Without the consent of each holder affected, an amendment or waiver may not:

  •
  reduce the percentage of the principal amount of Convertible Notes whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the principal of or change the time for payment of principal with respect to any Convertible Note;

  •
  reduce the rate of or change the time for payment of interest on any Convertible Notes;

  •
  waive a Default or Event of Default in the payment of principal of or interest on the Convertible Notes (except a rescission of acceleration of the Convertible Notes by the holders of at least a majority in aggregate principal amount of the Convertible Notes and a waiver of the payment default that resulted from such acceleration);

  •
  make any Convertible Note payable in money other than that stated in the Indenture and the Convertible Notes;

  •
  make any change in the ranking or priority of any Convertible Note that would be adverse to the holders of the Convertible Notes;

  •
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Convertible Notes to receive payments of principal of or interest on the Convertible Notes;

  •
  make any change in the International Guarantee or any Subsidiary Guarantee that would adversely affect the holders of the Convertible Notes;

  •
  except as permitted by the Indenture, increase the conversion price or modify the provisions of the Indenture relating to conversion of the Convertible Notes in a manner adverse to the holders; or

  •
  make any change to the abilities of holders of Convertible Notes to enforce their rights under the Indenture or the foregoing provisions or this provision.

        Notwithstanding the foregoing, without the consent of any holder of Convertible Notes, NIC and the Trustee may amend or supplement the Indenture or the Convertible Notes to:

  •
  cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the Indenture which they may deem necessary or desirable, provided such amendment does not materially and adversely affect the holders of the Convertible Notes;

  •
  provide for uncertificated Convertible Notes in addition to or in place of certificated Convertible Notes;

  •
  provide for the assumption of NIC's obligations to holders of Convertible Notes in the circumstances required under the Indenture as described under "—Merger and Consolidation;"

  •
  provide for conversion rights of holders of Convertible Notes in certain events such as NIC's consolidation or merger or the sale of all or substantially all of its assets;

  •
  reduce the conversion price;

  •
  evidence and provide for the acceptance of the appointment under the Indenture of a successor Trustee;

  •
  make any change that would provide any additional rights or benefits to the holders of Convertible Notes or that does not adversely affect the legal rights under the Indenture of any such holder; or

  •
  comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Transfer and Exchange

        The Convertible Notes have been issued in registered form and are transferable only upon the surrender of the Convertible Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

        Other than the obligation to convert the Convertible Notes into NIC common stock and to register transfers, NIC may discharge its obligations under the Indenture while Convertible Notes remain outstanding if all outstanding Convertible Notes will become due and payable at their scheduled maturity within one year and they have:

  •
  deposited with the Trustee an amount sufficient to pay and discharge all outstanding Convertible Notes on the date of their scheduled maturity; and

  •
  paid all other sums then payable by NIC under the Indenture.

Purchase and Cancellation

        All Convertible Notes surrendered for payment, repurchase, registration or transfer or exchange or conversion shall, if surrendered to any person other than the Trustee, be delivered to the Trustee. All Convertible Notes delivered to the Trustee shall be canceled promptly by the Trustee. No Convertible Notes shall be authenticated in exchange for any Convertible Notes cancelled as provided in the Indenture.

        We may, to the extent permitted by law, purchase Convertible Notes in the open market or by tender offer at any price or by agreement. Any Convertible Notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any Convertible Notes surrendered for cancellation may not be reissued or resold and will be promptly canceled.

Replacement of Convertible Notes

        We will replace mutilated, destroyed, stolen or lost Convertible Notes at your expense upon delivery to the Trustee of mutilated Convertible Notes or evidence of the loss, theft or destruction of the Convertible Notes satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed Convertible Note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such Convertible Note before a replacement will be issued.

The Trustee

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of NIC, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions, provided that if the Trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of NIC or International will have any liability for any obligations of NIC or International under the Convertible Notes, the International Guarantee or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the Convertible Notes by accepting a Convertible Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Convertible Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Governing Law

        The Indenture and the Convertible Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

        "Applicable Indebtedness" means any Indebtedness of NIC, whether existing on the Issue Date or thereafter issued, (1) in the form of, or represented by, bonds or other securities (other than promissory notes or similar evidences of Indebtedness under revolving credit, term loans or similar financing agreements) or any guarantee thereof or (2) that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

        "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Convertible Notes compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such person's capital stock, including each class of common or preferred stock of such person, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

        "Capitalized Lease Obligation" means obligations under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of the Indenture, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP. The "Stated Maturity" of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without penalty.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Capital Stock" means any Capital Stock that, other than solely at the option of the issuer thereof, by its terms (or by the terms of any security into which it is convertible or exchangeable) is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased, in whole or in part, prior to the first anniversary of the Maturity Date or has, or upon the happening of an event or the passage of time would have, a redemption or similar payment due on or prior to the first anniversary of the Maturity Date, or is convertible into or exchangeable for debt securities at the option of the holder thereof at any time prior to the first anniversary of the Maturity Date.

        "Indebtedness" means, with respect to any person, at any date, any of the following, without duplication:

  (1)
  any liability, contingent or otherwise, of such person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by a note, bond, debenture or similar instrument or letters of credit (including a purchase money obligation) or (c) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property, but excluding trade accounts payable of such person arising in the ordinary course of business;

  (2)
  all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable of such person arising in the ordinary course of business;

  (3)
  all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction entered into in the ordinary course of business;

  (4)
  all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such person, whether or not such Indebtedness is assumed by such person or is not otherwise such person's legal liability; provided, that if the obligations so secured have not been assumed by such person or are otherwise not such person's legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such lien or the fair market value of the assets or property securing such lien;

  (5)
  all Indebtedness of others (including all dividends of other persons the payment of which is) guaranteed, directly or indirectly, by such person or that is otherwise its legal liability or which such person has agreed to purchase or repurchase or in respect of which such person has agreed contingently to supply or advance funds;

  (6)
  all Disqualified Capital Stock issued by such person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends if any;

  (7)
  all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the board of directors of the issuer of such Disqualified Capital Stock.

        The amount of Indebtedness of any person at any date shall be the outstanding balance without duplication at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in accordance with GAAP.

        "Investment Grade" means:

  (1)
  with respect to S&P any of the rating categories from and including AAA to and including BBB-; and

  (2)
  with respect to Moody's any of the rating categories from and including Aaa to and including Baa3.

        "Issue Date" means December 16, 2002.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Maturity Date" means December 15, 2007.

        "Moody's" means Moody's Investors Service and its successors.

        "Permitted Joint Venture" means any person which is, directly or indirectly, through its subsidiaries or otherwise, engaged principally in any business in which NIC or its subsidiaries is engaged, or a reasonably related business, and the capital stock or other equity interests of which is owned directly or indirectly by NIC and one or more persons other than NIC and its affiliates.

        "Rating Agency" means each of (1) S&P and (2) Moody's.

        "Registration Rights Agreement" means the Registration Rights Agreement dated December 16, 2002, between NIC, International and Credit Suisse First Boston Corporation.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby NIC or a Subsidiary Guarantor transfers such property to a person and NIC or a Subsidiary Guarantor leases it from such person.

        "S&P" means Standard & Poor's Ratings Services and its successors.

        "Subordinated Obligation" means, with respect to a person, any Indebtedness of such person (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Convertible Notes or the International Guarantee, as the case may be, pursuant to a written agreement to that effect.

        "Subsidiary Guarantor" means International and any subsidiary of NIC that becomes a guarantor of the Convertible Notes pursuant to a Subsidiary Guarantee.

Book-Entry, Delivery and Form

        We initially issued the Convertible Notes in the form of one or more global notes (the "Global Note"). The Global Note was deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. You may hold your beneficial interests in the Global Note directly through the Depository if you have an account with the Depository or indirectly through organizations which have accounts with the Depository. The Depository has advised NIC as follows:

  •
  the Depository is a limited-purpose trust company organized under the laws of the State of New York,

  •
  the Depository is a member of the Federal Reserve System,

  •
  the Depository is a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

  •
  the Depository is a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. The rules applicable to the Depositary and its participants and indirect participants are on file with the Commission.

        Pursuant to procedures established by the Depository, upon the deposit of the Global Note with the Depository, the Depository credited, on its book-entry registration and transfer system, the principal amount of Convertible Notes represented by such Global Note to the accounts of participants. The accounts to be credited were designated by Credit Suisse First Boston Corporation, as the initial purchaser in the December 2002 private placement of Convertible Notes. Ownership of beneficial interests in the Global Note are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

        So long as the Depository, or its nominee, is the registered holder and owner of the Global Note, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of any related Convertible Notes evidenced by the Global Note for all purposes of such Convertible Notes and the Indenture. The Depository has no knowledge of the actual beneficial owners of the

Convertible Notes; the Depository's records reflect only the identity of the participants to whose accounts such Convertible Notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the Convertible Notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Convertible Notes and will not be considered to be the owner or holder of any Convertible Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action that the Depository, as the holder of the Global Note, is entitled to take, the Depository would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        Conveyance of notices and other communications by the Depository to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Convertible Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Convertible Notes, such as redemptions, tenders, defaults and proposed amendments to any security documents. Beneficial owners of Convertible Notes may wish to determine whether the nominee holding the Convertible Notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

        We will make payments of principal of, premium, if any, and interest on Convertible Notes represented by the Global Note registered in the name of and held by the Depository or its nominee to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note.

        We expect that the Depository or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depository or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Convertible Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

        Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, Convertible Note certificates are required to be printed and delivered as described below under "—Certificated Convertible Notes." Neither the Trustee nor NIC will have any responsibility or liability for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that NIC believes to be reliable, but NIC does not take any responsibility for the accuracy thereof.

Certificated Convertible Notes

        Subject to certain conditions, the Convertible Notes represented by the Global Note are exchangeable for certificated Convertible Notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

  (1)
  the Depository notifies us that it is unwilling or unable to continue as Depository for the Global Note or the Depository ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

  (2)
  we in our discretion at any time determine not to have all the Convertible Notes represented by the Global Note; or

  (3)
  a default entitling the holders of the Convertible Notes to accelerate the maturity thereof has occurred and is continuing.

        Any Convertible Note that is exchangeable as described above is exchangeable for certificated Convertible Notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depository or its nominee.

Same-Day Payment

        The Indenture requires us to make payments in respect of Convertible Notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

Additional Information

        Anyone who purchases Convertible Notes or the NIC common stock issuable upon conversion of the Convertible Notes may obtain a copy of the Indenture and the Registration Rights Agreement without charge by request directed to NIC at the following address and telephone number: Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, Attn: Investor Relations, Telephone Number: (630) 753-5000.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 150 million shares, of which 110 million shares are designated as common stock, with a par value of $.10 per share, 30 million shares are designated as preferred stock, with a par value of $1.00 per share and 10 million shares are designated as preference stock, with a par value of $1.00 per share. The following summary of our capital stock is qualified in its entirety by the provisions of our restated certificate of incorporation and by-laws, copies of which have been filed with the SEC and are available for inspection. See "Where You Can Find More Information."

Common Stock

        The authorized common stock consists of 110 million shares, of which 67,847,544 shares were issued and outstanding and 7,448,750 shares were held in treasury at February 12, 2003. There were approximately 20,526 holders of record of our common stock as of such date.

        Dividend Rights and Restrictions.    Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on the shares of preferred stock and preference stock have been paid. Under the DGCL, dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds our net assets.

        We do not expect to pay cash dividends on the common stock in the foreseeable future, and are subject to restrictions under the indentures for our $250 million 8% Senior Subordinated Notes and $400 million 9.375% Senior Notes on the amount of cash dividends we may pay.

        Voting Rights.    Holders of shares of our common stock are entitled to one vote for each share for the election of directors and on any question arising at any shareowners meeting. The UAW, as holder of the series B preference stock, is entitled to elect one member to our board of directors. See "—Preferred Stock and Preference Stock."

        Liquidation Rights.    In the event of the voluntary or involuntary dissolution, liquidation or winding up of us, holders of common stock are entitled to receive after satisfaction in full of the prior rights of creditors (including holders of our indebtedness) and holders of preferred stock and preference stock, all of our remaining assets available for distribution.

        Miscellaneous.    The holders of common stock are not entitled to preemptive, redemption or subscription rights. Mellon Investor Services is the transfer agent and the registrar for the common stock.

        As of February 12, 2003, we had reserved for issuance: (i) approximately 7.2 million shares of our common stock under our various stock option plans, stock discount purchase plans and other award plans for officers, employees and directors, of which options to purchase approximately 7.0 million shares were outstanding; (ii) 48,679 shares issuable upon the conversion of our series D preference stock; (iii) 3,947,605 shares issuable upon the conversion of NFC's 4.75% subordinated exchangeable notes due 2009; and (iv) 5,473,926 shares issuable upon the conversion of our 2.50% senior convertible notes due December 15, 2007.

Preferred Stock and Preference Stock

        We are authorized to issue preferred stock and preference stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the shareowners, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock and preference stock. The issuance of preferred stock and preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock. We have no present plans to issue any additional series of preferred stock or preference stock.

        Two series of preference stock are currently outstanding. Three million shares of convertible junior preference stock, series D are authorized, of which 155,774 shares were outstanding as of February 12, 2003. At that date, one share of nonconvertible junior preference stock, series B is authorized and held by the UAW.

        Series D Preference Stock.    Holders of shares of series D preference stock are entitled to receive accrued dividends, if any, if and when declared by the board of directors, in the amount of 120 percent of the dividend (on an as-converted basis) declared on common stock, other than a dividend payable solely in shares of common stock. Holders of series D preference stock have the right at their option to convert shares of the series D preference stock into shares of common stock at any time at a conversion rate of 0.3125 of a share of common stock for each share of series D preference stock, subject to adjustment in certain events. The series D preference stock is redeemable at any time, in whole or in part, at our option upon at least 30 days' advance written notice at the price of $25 per share plus accrued dividends. Generally, holders of series D preference stock do not have any voting powers, except as provided by law and except that holders of at least two-thirds of the number of shares outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of series D preference stock. Before any distribution to holders of common stock or of any other of our stock ranking junior upon liquidation to the series D preference stock upon any liquidation, dissolution or winding up of us, holders of the series D preference stock are entitled to receive $25 per share plus accrued dividends.

        Series B Preference Stock.    In connection with a 1993 restructuring of Navistar's post-retirement health care and life insurance benefits pursuant to a settlement agreement, the UAW was issued the series B preference stock. As the holder of the series B preference stock, the UAW is entitled to elect one member of our board of directors, the UAW Director, until such time as we have fully funded our liability under the health care and life insurance benefits program (subject to such right revesting if such funding falls below 85% of the fully funded amount). The series B preference stock is not transferable by the UAW, does not have any voting rights other than as described above or as required by law, does not have the right to receive dividends or distributions and is redeemable for a nominal price at such time as the UAW has not been entitled to elect a director for five consecutive years.

Certain Certificate of Incorporation and By-laws Provisions; Certain Provisions of Delaware Law

        General.    Certain provisions of our certificate of incorporation and by-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors. We are also subject to Section 203 of the DGCL. As described above under "—Preferred Stock and Preference Stock," the ability of the board of directors to issue so-called "flexible" preferred stock may also have an anti-takeover effect. In addition, the fact that our utilization of our NOLs could be adversely affected by a change of control could have an anti-takeover effect.

        Classified Board; Board Vacancies.    The certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three year terms, excluding the director elected by the UAW as the holder of our series B preference stock. See "—Preferred Stock and Preference Stock." The overall effect of the provisions in the certificate of incorporation with respect to the staggered board may be to render more difficult a change in control of us or the removal of incumbent directors. Under the DGCL, since we have a classified board, the shareowners may only remove the directors for cause. A majority of the remaining directors elected by the holders of common stock then in office (and not shareowners), though less than a quorum, is empowered to fill any vacancy on the board of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock or preference stock issued by us have a preference over the common stock as to dividends or upon liquidation have the right, voting separately by class or series, to elect directors (such as the holder of the series B preference stock), the number, election, term of office, filling of vacancies, terms of removal and other features of such directorships are governed by the terms relating to such rights.

        Special Meetings of Shareowners; Action by Written Consent.    The certificate of incorporation provides that no action may be taken by shareowners except at an annual or special meeting of shareowners, and prohibits action by written consent in lieu of a meeting. Our by-laws provide that special meetings of shareowners may be called only by the chairman of the board and chief executive officer or by the board of directors. This provision will make it more difficult for shareowners to take action opposed by the board of directors.

        Approval of Supermajority Transactions.    As a result of the settlement agreement relating to the 1993 restructuring of our post-retirement health care and life insurance benefits, our certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction.

        Certain Provisions of Delaware Law.    We are governed by the provisions of Section 203 of the DGCL. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

SELLING SECURITYHOLDERS

        We originally issued the notes in a private placement in December 2002. Selling securityholders may offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus.

        The following table sets forth information with respect to the selling securityholders and the principal amount of notes and common stock into which the notes are convertible beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the following selling securityholders to us in a questionnaire and is as of the date specified by the holders in those questionnaires. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate may be given as to the amount of the notes or common stock that will be held by the selling securityholders upon completion of any sales. In addition, the selling securityholders named below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Based on the number of shares of Navistar common stock outstanding at February 12, 2003, no selling securityholder named in the table below beneficially owns 1% or more of our common stock after completion of the offering assuming conversion of all such selling securityholder's notes.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Shares of Common Stock Owned Prior to the Offering (1)(2)	Shares of Common Stock Offered (2)	Shares of Common Stock Owned After Completion of the Offering
AIG DKR SoundShore Opportunity Holding Fund Ltd	$2,500,000	72,025	72,025	0
Akela Capital Master Fund, Ltd	6,000,000	172,860	172,860	0
Allegheny Technologies Inc. Pension Plan	800,000	23,048	23,048	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd	6,200,000	178,622	178,622	0
Argent Classic Convertible Arbitrage Fund L.P.	3,300,000	95,073	95,073	0
BNP Paribas Equity Strategies, SNC	9,192,000	269,581	264,822	4,759
BP Amoco PLC Master Trust	259,000	7,461	7,461	0
Caspian Capital Partners LP (3)	1,200,000	39,955	34,572	5,383
Chrysler Corporation Master Retirement Trust	3,885,000	111,927	111,927	0
City of Stamford Police Pension Fund	148,000	4,263	4,263	0
Colgate-Palmolive Company Retirement Trust	400,000	11,524	11,524	0
Context Convertible Arbitrage Fund, L.P.	490,000	14,116	14,116	0
Context Convertible Arbitrage Offshore Fund, Ltd.	260,000	7,490	7,490	0
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	5,115,000	147,363	147,363	0
Credit Suisse First Boston Corporation	17,000,000	489,772	489,772	0
Delta Air Lines Master Trust (c/o Oaktree Capital Management, LLC)	950,000	27,369	27,369	0

Delta Pilots D & S Trust (c/o Oaktree Capital Management, LLC)	615,000	17,718	17,718	0
D.E. Shaw Investment Group, L.P.	1,000,000	28,810	28,810	0
D.E. Shaw Valence Portfolios, L.P.	4,000,000	115,240	115,240	0
Golden Rule Insurance Company	232,000	6,683	6,683	0
Grace Convertible Arbitrage Fund, Ltd.	4,000,000	115,240	115,240	0
Highbridge International LLC	15,000,000	432,152	432,152	0
Hotel Union and Hotel Industry of Hawaii Pension Plan	109,000	3,140	3,140	0
KBC Financial Products USA Inc.	2,000,000	57,620	57,620	0
LDG Limited	750,000	21,607	21,607	0
Mariner LDC (3)	800,000	26,636	23,048	3,588
MFS Total Return Fund, a series of Trust V	2,000,000	57,620	57,620	0
Microsoft Corporation	1,695,000	48,833	48,833	0
Motion Picture Industry Health Plan—Active Member Fund	305,000	8,787	8,787	0
Motion Picture Industry Health Plan—Retiree Member Fund	190,000	5,473	5,473	0
OCM Convertible Trust	3,035,000	87,438	87,438	0
Onyx Fund Holdings, LDC	2,000,000	57,620	57,620	0
Pacific Life Insurance Company	500,000	14,405	14,405	0
Partner Reinsurance Company Ltd.	980,000	28,233	28,233	0
Qwest Occupational Health Trust	355,000	10,227	10,227	0
S.A.C. Capital Associates, LLC	1,500,000	559,415	43,215	516,200
Salomon Brothers Asset Management Inc. (4)	31,000,000	893,114	893,114	0
Silverback Master LTD	10,000,000	288,101	288,101	0
Sphinx Convertible Arbitrage Fund SPC	85,000	2,448	2,448	0
State Employees' Retirement Fund of the State of Delaware	1,300,000	37,453	37,453	0
Sturgeon Limited (3)	1,193,000	39,932	34,370	5,562
Sunrise Partners Limited Partnership	18,000,000	519,282	518,582	700
Topanga XI	1,395,000	40,190	40,190	0
TQA Master Fund, Ltd.	2,000,000	57,620	57,620	0
TQA Master Plus Fund, Ltd.	1,000,000	28,810	28,810	0
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage Master Limited	1,000,000	28,810	28,810	0
Vanguard Convertible Securities Fund, Inc.	7,690,000	221,549	221,549	0
Viacom Inc. Pension Plan Master Trust	9,000	259	259	0
UBS Warburg LLC	500,000	14,405	14,405	0
Zurich Institutional Benchmarks Master Fund, Ltd.	538,000	15,499	15,499	0

Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC	750,000	21,607	21,607	0

(1)
Includes common stock into which the notes are convertible.

(2)
Assumes a conversion price of $34.71 per share and a cash payment in lieu of any fractional interest.

(3)
Shares of common stock beneficially owned include shares issuable upon the exchange of NFC's 4.75% subordinated exchangeable notes due 2009 at an initial exchange price of $55.73 per share, subject to adjustment in certain circumstances.

(4)
Salomon Brothers Asset Management Inc. ("SABM") acts as discretionary investment adviser with respect to the following accounts that hold notes (with the aggregate principal amount of notes held shown in parentheses): Citi Cap Arb Fund ($1,470,000), Diversified Arb Fund ($4,608,000), Enhanced Arb Fund ($1,521,000), Multi Strat Arb Fund ($18,638,000), Market Neutral Arb Fund ($2,018,000), General Motors—Pension ($784,000) and General Motors—Veba ($1,961,000). Accordingly, SABM may be deemed to be the beneficial owner of the notes.

        None of the selling securityholders nor any of their affiliates, directors, officers or principal equity holders has held any position or office of has had any material relationship with us within the past three years. The selling securityholders purchased all of the notes in a private placement which was completed on December 16, 2002. All of the notes were "restricted securities" under the Securities Act prior to this registration.

        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment in certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

DESCRIPTION OF OTHER FINANCING ARRANGEMENTS

Manufacturing Operations

8% Senior Subordinated Notes

        NIC's 8.0% senior subordinated notes were issued under an indenture dated as of February 4, 1998, as amended, between NIC and BNY Midwest Trust Company (as successor to Harris Trust & Savings Bank), as trustee. In connection with the issuance of the 9 3/8% senior notes due 2006, International executed an indenture supplement pursuant to which International guaranteed NIC's obligations under the senior subordinated notes.

        The senior subordinated notes are general unsecured obligations of NIC, limited to $250 million aggregate principal amount, and are subordinated in right of payment to all existing and future senior indebtedness of NIC. The senior subordinated notes mature on February 1, 2008 and bear interest at a rate equal to 8.0% per annum. Interest is computed on the basis of the 360-day year comprised of twelve 30-day months.

        The subordinated notes do not have the benefit of any sinking fund.

        International has unconditionally guaranteed NIC's obligations under the senior subordinated notes on a senior subordinated, unsecured basis. The International guarantee relating to the senior subordinated notes ranks equally in right of payment with all existing and future senior subordinated indebtedness of International and effectively ranks junior to any senior indebtedness of International. The obligations of International under the guarantee is limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the existing indenture, International will be released from its obligations under this guarantee.

        The subordinated notes may be redeemed on or after February 1, 2003, at any time, in whole or in part, at the option of NIC, at the redemption prices (expressed as percentages of the principal amount) set forth below, if redeemed during the 12 month period beginning February 1 of the year indicated below, in each case together with interest accrued to the redemption date:

Year	Redemption Price
2003	104.00%
2004	102.67%
2005	101.33%
2006 and thereafter	100.00%

        The indenture governing the subordinated notes provides that, upon the occurrence of a change of control, each holder will have the right to require NIC to purchase all or a portion of their notes, at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon. The term "change of control" is defined in the subordinated notes indenture to include one or more of the following events:

  (a)
  any "person" or "group," other than employee or retiree benefit plans or trusts sponsored or established by NIC or International, is or becomes the "beneficial owner" of securities of NIC representing 35% or more of the combined voting power of NIC's then outstanding voting stock;

  (b)
  the following individuals cease for any reason to constitute more than two-thirds of the number of directors then serving on the board of directors of NIC: individuals who, on the issue date of the existing notes, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by NIC's stockholders was approved (A) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (B) with respect to directors whose appointment or election to the board of directors was made by the holders of NIC's nonconvertible junior preference stock, series B, by the holders of such preference stock;

  (c)
  the shareholders of NIC shall approve any plan of liquidation (whether or not otherwise in compliance with the provisions of the existing indentures);

  (d)
  NIC consolidates with or merges with or into another person, other than a merger or consolidation of NIC in which the holders of the common stock of NIC outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; or

  (e)
  subject to certain exceptions, NIC or any restricted subsidiary of NIC, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of NIC and the restricted subsidiaries of NIC (determined on a consolidated basis) to any person.

        The events of default under the subordinated notes indenture are summarized below:

  (a)
  default in the payment of principal of, or premium, if any, on any senior subordinated note;

  (b)
  default in the payment of interest on any senior subordinated note when due and continuance of such default for 30 days or more;

  (c)
  failure to observe, perform or comply with any of the restrictions on merger and consolidation;

  (d)
  default in the performance of, or breach of, any other covenant or warranty of NIC or of any restricted subsidiary in the existing indenture or in the existing notes and failure to remedy such default or breach within a period of 30 days after written notice from the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior subordinated notes;

  (e)
  default under any indebtedness for money borrowed by NIC or any restricted subsidiary of NIC, which default results in the acceleration of such indebtedness prior to its express maturity and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness the maturity of which has been so accelerated aggregates $20 million or more and such acceleration has not been rescinded or annulled or such indebtedness discharged in full within 30 days;

  (f)
  the entry by a court of competent jurisdiction of one or more judgments, orders of decrees against NIC or any subsidiary of NIC or any of their respective property or assets in an aggregate amount in excess of $20 million, which judgments, orders or decrees have not been vacated, discharged, satisfied or stayed pending appeal within 30 days from the entry thereof and with respect to which legal enforcement proceedings have been commenced; or

  (g)
  certain events of bankruptcy, insolvency or reorganization involving NIC or any material subsidiary of NIC.

        The subordinated notes indenture contains covenants for the benefit of the holders of the existing notes that, among other things, limit the ability of NIC and any of its restricted subsidiaries to:

  (a)
  enter into transactions with affiliates;

  (b)
  pay dividends or make other restricted payments;

  (c)
  consummate asset sales;

  (d)
  incur indebtedness;

  (e)
  issue preferred stock of its restricted subsidiaries;

  (f)
  incur liens;

  (g)
  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to NIC and its restricted subsidiaries;

  (h)
  merge or consolidate with any other person;

  (i)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of NIC;

  (j)
  engage in specified sale-leaseback transactions; or

  (k)
  enter into guarantees.

        These limitations are, however, subject to a number of important qualifications and exceptions.

        The foregoing summary of the material provisions of the subordinated notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which has been filed with the SEC. See "Where You Can Find Additional Information."

9 3/8% Senior Notes

        NIC's $400 million 9 3/8% senior notes were issued under an indenture dated as of May 31, 2001, between NIC, International and BNY Midwest Trust Company, as trustee. Although the senior notes were offered in an aggregate principal amount of $400 million, the indenture governing the senior notes allows NIC to issue up to an additional $100 million in aggregate principal amount of notes with the same terms as the senior notes so that the additional notes will form a single series with the senior notes. The senior notes are general unsecured obligations of NIC, limited to $500 million aggregate principal amount, and rank pari passu in right of payment with all existing and future unsubordinated indebtedness of NIC and senior in right of payment to all existing and future subordinated indebtedness of NIC. The senior notes are effectively subordinated to all secured indebtedness of NIC, if any. The senior notes mature on June 1, 2006 and bear interest at the rate of 9 3/8%. Interest is compounded on the basis of a 360-day year comprised of twelve 30-day months.

        Interest is payable semiannually (to holders of record of the senior notes at the close of business on May 15 or November 15 immediately preceding the interest payment date) on June 1 and December 1 of each year, respectively.

        The senior notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of such subsidiaries of NIC (other than International) to the extent of the assets of each subsidiary of NIC. Any right of NIC to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such subsidiary, except to the extent that claims of NIC itself as a creditor of such subsidiary may be recognized, in which case the claims of NIC would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by NIC.

        The senior notes do not have the benefit of any sinking fund.

        International has unconditionally guaranteed on a senior, unsecured basis NIC's obligations under the senior notes. This guarantee ranks equally in right of payment with all existing and future liabilities of International that are not subordinated. The International guarantee effectively ranks junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness. The obligations of International under this guarantee are limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the indenture, International will be released from its obligations under the guarantee.

        The senior notes are redeemable at the option of NIC in whole at any time or in part from time to time, on at least 30 days but not more than 60 days' prior notice at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued but unpaid interest to the date of redemption or (ii) the sum of (a) the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the date of maturity (except for currently accrued but unpaid interest) discounted to the date of redemption, on a semiannual basis at the treasury rate, plus 50 basis points, and (b) accrued but unpaid interest to the date of redemption.

        The indenture contains covenants for the benefit of the holders of the senior notes that, among other things, limit the ability of NIC and any of its restricted subsidiaries to:

  (a)
  enter into transactions with affiliates;

  (b)
  pay dividends or make other restricted payments;

  (c)
  consummate asset sales;

  (d)
  incur indebtedness;

  (e)
  issue preferred stock of its restricted subsidiaries;

  (f)
  incur liens;

  (g)
  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to NIC and its restricted subsidiaries;

  (h)
  merge or consolidate with any other person;

  (i)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of NIC;

  (j)
  engage in specified sale-leaseback transactions; or

  (k)
  enter into guarantees.

        These limitations are, however, subject to a number of important qualifications and exceptions.

        The indenture provides that, after the senior notes have been assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services Inc., NIC and its restricted subsidiaries will no longer be subject to the limitations described above regarding incurrence of indebtedness, asset disposition, restricted payments, preferred stock of restricted subsidiaries, transactions with affiliates, payment restrictions affecting restricted subsidiaries, merger and consolidation and sale-leaseback transactions.

        The indenture provides that, in the event of a change of control, NIC will offer to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes then outstanding, plus accrued and unpaid interest through the purchase date.

        The term "change of control" is defined in the indenture to include one or more of the following events:

  (a)
  any "person" or "group," other than employee or retiree benefit plans or trusts sponsored or established by NIC or International, is or becomes the "beneficial owner" of securities of NIC representing 35% or more of the combined voting power of NIC's then outstanding voting stock;

  (b)
  the following individuals cease for any reason to constitute more than two-thirds of the number of directors then serving on the board of directors of NIC: individuals who, on the issue date of the senior notes, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by NIC's stockholders was approved (A) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (B) with respect to directors whose appointment or election to the board of directors was made by the holders of NIC's nonconvertible junior preference stock, series B, by the holders of such preference stock;

  (c)
  the shareholders of NIC shall approve any plan of liquidation (whether or not otherwise in compliance with the provisions of the existing indentures);

  (d)
  NIC consolidates with or merges with or into another person, other than a merger or consolidation of NIC in which the holders of the common stock of NIC outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; or

  (e)
  subject to certain exceptions, NIC or any restricted subsidiary of NIC, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of NIC and the restricted subsidiaries of NIC (determined on a consolidated basis) to any person.

        The events of default under the indenture are as follows:

  (a)
  default in the payment of principal of, or premium, if any, or liquidated damages on any senior note when due;

  (b)
  default in the payment of any installment of interest on any senior note when due and continuance of such default for 30 days or more;

  (c)
  failure to observe, perform or comply with any of the restrictions on merger and consolidation;

  (d)
  default in the performance of, or breach of, any other covenant or warranty of NIC or of any restricted subsidiary in the indenture or senior notes and failure to remedy such default within 30 days;

  (e)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured any indebtedness for money borrowed by NIC or any subsidiary, which default is caused by a failure to pay principal or premium on such indebtedness and the failure to repay results in acceleration of an aggregate amount of $20 million and such acceleration is not rescinded in full in 30 days;

  (f)
  entry by a court of a judgment against NIC or a subsidiary or any of their property or assets in an aggregate amount in excess of $20 million, which judgments have not been vacated within 30 days from their entry; or

  (g)
  certain events of bankruptcy, insolvency or reorganization involving NIC or any material subsidiary.

        The foregoing summary of the material provisions of the 9 3/8% senior notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which has been filed with the SEC. See "Where You Can Find Additional Information."

Financial Services Operations

NFC Revolving Credit Agreement

        In December 2000, NFC entered into a senior credit agreement with several lenders, including JPMorgan Chase Bank, as administrative agent. The revolving credit agreement matures in 2005 and is priced off a floating rate index. It provides for aggregate borrowings of $820 million, up to $100 million of which may also be borrowed by NIC's three Mexican finance subsidiaries. Such borrowings by the Mexican finance subsidiaries are guaranteed by NIC and NFC. Except as otherwise prohibited in the agreement, NFC is permitted to lend up to $50 million to International. Outstanding obligations under the credit agreement are secured by a perfected first priority security interest in substantially all of NFC's tangible and intangible assets.

        The credit agreement includes a number of restrictive covenants. For example, NFC is required to maintain consolidated income before income taxes at least equal to 125% of its fixed charges (consisting of consolidated interest expense and preferred stock dividends). In addition, the ratio of NFC's total consolidated debt to consolidated tangible net worth (both as defined in the credit agreement) may not exceed 7 to 1.

        The credit agreement requires that NFC comply with its intercompany agreements. NFC is prohibited from engaging in transactions with affiliates (except in certain limited circumstances) that are not on an arm's-length basis and in the ordinary course of business.

        The credit agreement restricts NFC's ability to enter new lines of business, limits the types of investments that NFC may make and contains a negative pledge which prevents NFC from incurring or suffering to exist liens on its assets, except in certain limited circumstances. The credit agreement also contains customary covenants regarding reporting, insurance, conduct of business, maintenance of existence and compliance with laws.

        Events of default under the credit agreement include:

  (a)
  failure to pay principal or interest (subject to a grace period) when due;

  (b)
  breach of a covenant or representation or warranty (subject to certain limited cure periods);

  (c)
  default on certain other indebtedness;

  (d)
  certain change of control events;

  (e)
  certain events of bankruptcy;

  (f)
  certain judgments against NFC; or

  (g)
  certain other events of default.

Securitization Programs

        NFC presently uses various securitization programs, which have structures and sources of financing that were designed to obtain the most favorable financing available, to fund a substantial portion of its acquisitions of receivables. As a general matter, NFC believes that securitization programs provide it with funding at rates that are much lower than NFC could obtain through issuing its own unsecured or secured corporate debt obligations. NFC anticipates continuing to use securitization programs to fund its acquisitions of receivables.

        NFC securitizes receivables using both "liquidating pool" and "revolving pool" structures. A liquidating pool structure involves the sale or pledge of a fixed pool of receivables. The entire pool may be sold or pledged at closing, or, in a "pre-funded transaction," additional receivables may be sold or pledged over a pre-funding period, not exceeding a six-month period. The additional receivables are paid for with a portion of the proceeds of the issuance, which portion is held in a "pre-funding account" pending such use. In a liquidating pool structure, including pre-funded transactions, the outstanding principal balance of the pool of sold or pledged receivables declines as receivables are collected, become defaulted or otherwise are removed from the pool. The initial pool of receivables will not be augmented with additional receivables, except through subsequent sales in pre-funded transactions. In a liquidating pool structure, substantially all of the collections are used to repay the unrecovered investments of the investors in the transaction, with the result that the amount of financing declines substantially in tandem with the amount of outstanding receivables in the pool.

        In a revolving pool structure, by contrast, new receivables are generally transferred into the pool on a periodic basis during a "revolving period" that is longer than a "pre-funding" period—for example, on a daily basis in the wholesale notes securitization described below. During the revolving period, principal collections on the receivables are reinvested in the new receivables or retained within the structure rather than being paid out to investors. Interest owing to the investors is paid on a monthly basis. Principal payments are generally made to investors after the end of the revolving period according to the terms of their respective agreements. NFC uses revolving pool structures for the securitization of short-term receivables or as "warehouse" financing for medium-term receivables until a more permanent form of securitization program can be established for such receivables.

        The source of financing for NFC's securitization programs varies with market conditions and other considerations at the time each securitization program was structured and established. Currently, NFC uses securitization programs that obtain financing from the sale of notes or certificates in transactions under Rule 144A or public securities offerings of medium term asset-backed securities, which we refer to as "capital markets" transactions, and bank conduit facilities, which we refer to as "bank conduit" transactions. A bank conduit provides financing by issuing commercial paper through a special purpose vehicle administered by a commercial bank or other financial institution. In addition, a bank conduit facility will generally have available a back-up credit facility with one or more commercial banks that would provide financing in the event the special purpose vehicle was unable to issue commercial paper.

        The following is a summary of securitization programs currently utilized by NFC.

Securitization of Wholesale Notes

        Since 1990, NFC has securitized its wholesale notes through investor certificates (five of which are currently outstanding) issued by Navistar Financial Securities Corporation, or NFSC, a wholly owned special purpose subsidiary of NFC. Each day NFC generally sells all newly originated wholesale notes (except those wholesale notes which do not meet the specified eligibility criteria) to NFSC. NFSC, in turn, sells the wholesale notes to a trust. The trust effectively reinvests collections on the outstanding wholesale notes by using such collections to purchase the newly originated wholesale notes. Collections are retained in the trust to the extent the required minimum trust balance exceeds the balance of wholesale notes owned by the trust. NFSC retains an interest in the trust, a portion of which is subordinated to the investor certificates. At October 31, 2002, $126 million of NFSC's retained interest was subordinated to claims of investor certificateholders.

Securitization of Retail Notes and Leases

        Liquidating Pool Structures

        Since 1993, NFC has securitized a significant portion of its retail notes. Periodically, NFC sells a pool of retail notes, certain monies due or received thereunder, security interests in the vehicles and equipment financed thereby and certain other property to Navistar Financial Retail Receivables Corporation, or NFRRC. Immediately thereafter, NFRRC transfers the same property to either (a) a trust formed specifically for such transaction in exchange for either asset-backed notes and certificates issued by such trust or (b) a bank conduit. NFC retains the option under certain circumstances to repurchase the remaining pool of retail notes from any liquidating pool structure once monies due and payable thereunder constitute 10% or less of the aggregate amount due and payable under such retail notes when initially sold into the securitization. NFRRC retains a residual interest in each liquidating pool structure.

        As of October 31, 2002, trusts formed by NFRRC and bank conduits have financed approximately $9.4 billion in aggregate principal balance of retail notes through the issuance of term asset-backed securities and commercial paper. At October 31, 2002, asset-backed securities from eight securitized transactions originated by NFRRC remained outstanding and had a remaining aggregate principal balance of approximately $1.5 billion.

        In November 2002, NFC began to include a limited number of finance leases in its securitized pools. This action had no material adverse effect on the characterization of these securitized pools.

        NFC is exposed to interest rate risk relating to changes in market interest rates. As part of its overall strategy to manage the level of exposure to the risk of interest rate adversely affecting net interest income or expense, NFC uses interest rate swap agreements, interest rate caps, and forward contracts. NFC is also occasionally required by third parties to use derivative instruments to make financing possible under sold note arrangements. These derivatives are used in asset-backed transactions in order to absorb some portfolio-related risks. NFC's policy prohibits the use of derivative financial instruments for speculative purposes.

        Revolving Retail Warehouse Facility

        In October 2000, NFC established a revolving retail warehouse facility for its retail notes and retail leases, other than fair market value leases. Under this facility, Truck Retail Instalment Paper Corp., or TRIP, a wholly owned special purpose subsidiary of NFC, issued $500 million of floating rate asset backed notes. These notes are priced off of the one month LIBO rate and have a targeted final payment date of October 17, 2005. The proceeds from the sale are held by the trustee and invested in marketable securities until they are used to purchase new retail notes and retail leases from NFC, which TRIP holds until NFC decides to effect a permanent financing in the capital markets or through a bank conduit at which point TRIP's assets will once again consist principally of marketable securities rather than receivables. TRIP's assets, which are retail receivables or marketable securities or a combination of both, are pledged to the indenture trustee as collateral for the senior and subordinated notes issued by TRIP.

Securitization of Retail Accounts

        In August 2000, NFC securitized the retail accounts that arise out of sales of trucks on open account by International. On a regular basis, International sells the receivables to NFC, which in turn sells the receivables to Truck Retail Accounts Corporation, or TRAC, a wholly owned, special purpose subsidiary of NFC. TRAC, in turn, sells an undivided interest in the retail accounts to a bank conduit. This transaction is structured on a revolving basis and provides up to $100 million of funding. TRAC retains an interest in the retail accounts, which is subordinated to the bank conduit's investment as protection against loss, dilution and carrying costs. This facility matures in August 2003 but can be renewed by mutual consent on a year to year basis in accordance with its terms.

        In November 2000, NFC securitized its unsecured trade receivables generated by the sale of diesel engines and engine service parts from International to Ford, which we refer to as "engine receivables." NFC purchases the engine receivables from International and sells the engine receivables to Truck Engine Receivables Financing Co., or TERFCO, a wholly owned special purpose subsidiary of NFC. TERFCO established a trust which issued approximately $100 million of floating rate asset-backed notes in November 2000, which will begin to mature in November 2005. TERFCO retains a residual interest in the trust.

Common Elements of Securitization Programs

        The securitizations of receivables effected by NFC share a number of structural features. Except for the case of retail leases, in the first step of each securitization, the receivables are sold by NFC to its subsidiary (NFSC, NFRRC, TRIP, TRAC or TERFCO, as applicable) in a transaction intended to qualify as a true sale under applicable law to transfer NFC's entire ownership interest in the receivables so that such receivables would not constitute part of NFC's estate in the event of a bankruptcy of NFC. Each of these subsidiaries is a special purpose corporation, or SPC, whose activities are limited to participating in the securitization and related transactions. NFC has taken steps to maximize the likelihood that each SPC is a bankruptcy remote entity and minimize the risk that the voluntary or involuntary application for relief by NFC under the United States Bankruptcy Code or similar applicable state laws, or Insolvency Laws, will result in consolidation of the assets and liabilities of the SPC with those of NFC.

        The SPC either (in the case of NFSC, NFRRC, TRAC and TERFCO) transfers its interest in the receivables to the related trust or conduit, which purchases and holds the receivables, or (in the case of TRIP) transfers a security interest in the receivables to an indenture trustee for the benefit of asset-backed security holders, who hold notes issued by TRIP that are secured by the receivables.

        In all of these transactions, the SPC retains interests in the trusts or assets held by the bank conduit or the trustee, which may be in the form of residual interests, spread accounts or rights to excess spread on the receivables. These residual interests provide the initial level of protection to investors against credit losses on the sold receivables.

        In each securitization, NFC is appointed as the servicer of the receivables. NFC can be replaced as servicer in any securitization upon a material default in the performance of its duties. In each securitization, NFC makes certain representations and warranties with respect to the receivables it sells to an SPC, and NFC remains obligated to repurchase any receivables with respect to which it breaches such representations or warranties.

        The sales of receivables in each of the securitizations, other than the revolving retail warehouse facility, constitute sales under generally accepted accounting principles, with the result that the sold receivables are removed from NFC's balance sheet and the investors' interests in the related trust or conduit are not reflected as liabilities. However, the SPC's residual interests in the related trusts or assets held by the conduit are reflected on NFC's consolidated balance sheet, as assets.

Sale-Leasebacks

        Currently, NFC finances the majority of its operating and a portion of its finance leases through sale-leasebacks which are accounted for as secured borrowing arrangements. Typically, in this type of transaction Harco Leasing Company, a wholly owned subsidiary of NFC, directs a titling trust, which holds such leases and the leased vehicles as trust assets, to transfer a portfolio interest representing the leased vehicles to a third party financier. In this type of transaction, Harco Leasing typically retains substantially all ownership risk and pledges a portfolio interest representing the associated retail leases to the third party financier as collateral for its obligations under the sale-leaseback. For tax purposes, these arrangements are treated as sale-leaseback transactions with the third party financier receiving the tax benefits of asset ownership. As of October 31, 2002, NFC had $308 million in borrowings secured under these transactions. NFC expects to effect additional secured borrowing agreements in the future.

4.75% Subordinated Exchangeable Notes

        NFC's 4.75% subordinated exchangeable notes due 2009 were issued pursuant to an indenture, dated March 25, 2002, among NFC, NIC and BNY Midwest Trust Company, as trustee. The notes mature on April 1, 2009, subject to earlier exchange, repurchase or redemption provisions described below. The notes accrue interest at a rate of 4.75% per annum. Interest on outstanding notes is payable semiannually in arrears on April 1 and October 1 of each year. The notes are limited to $220 million aggregate principal amount.

        Holders may deliver their notes to NIC, which will, in exchange for the notes, deliver shares of its common stock at an initial exchange price of $55.73 per share at any time following issuance of the notes, unless NFC has previously repurchased the notes or unless the notes have matured. The exchange price will be subject to adjustment upon the occurrence of specified events. NIC may, at its election, either (1) hold notes tendered for exchange or (2) contribute the notes as an investment in NFC for cancellation.

        At any time on and after April 1, 2005, NFC may redeem some or all of the notes at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to (but excluding) the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Redemption Price
2005	102.036%
2006	101.357%
2007	100.679%
2008 and thereafter	100.000%

        Upon a Fundamental Change (as defined below) that occurs prior to the maturity of the notes, each holder may require NFC to repurchase all or a portion of such holder's notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, to (but excluding) the date of repurchase. A "Fundamental Change" occurs if:

  •
  the common stock of NIC (or its successor under the indenture) is no longer traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market;

  •
  (a) NIC consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary) and the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the resulting or surviving entity (or its parent) which in the aggregate represent less than a majority of the total voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) NFC consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary of NIC);

  •
  (a) any person (other than a direct or indirect wholly-owned subsidiary) consolidates with or merges into NIC and the holders of the common stock of NIC immediately prior to the transaction beneficially own shares of the resulting or surviving entity which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) any person (other than a direct or indirect wholly owned subsidiary of NIC) consolidates with or merges into NFC and NFC ceases to be a direct or indirect wholly-owned subsidiary of NIC (or its successor under the indenture);

  •
  (a) NIC, or NIC together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person or group in one or a series of transactions other than (1) to one or more if its direct or indirect wholly-owned subsidiaries, (2) in a permitted joint venture or (3) a transaction in which the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the transferee or lessee (or its parent) which in the aggregate represent a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the transferee or lessee (or its parent) immediately after the transaction or (b) NFC, or NFC together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person (other than (1) to one or more of its direct or indirect wholly-owned subsidiaries or (2) receivables and related assets and interests therein in connection with a qualified securitization transaction);

  •
  any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than (1) NIC or one or more of its direct or indirect wholly-owned subsidiaries or (2) employee or retirement benefit plans or trusts sponsored or established by NIC or its subsidiaries is or becomes after the issue date of the notes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding voting stock that is normally entitled to vote in the election of directors of NIC or NFC;

  •
  so long as NIC or NFC is bound to the terms of the indenture, it adopts a plan relating to its liquidation or dissolution; or

  •
  the outstanding common stock of NIC is reclassified into, exchanged for or converted into the right to receive any other property or security;

provided, however, that (a) none of these circumstances with respect to NIC will be a Fundamental Change if at least 90% of the aggregate fair market value (as determined by NIC's board of directors) of the property and securities received or retained by holders of NIC's common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the successor person (or its parent) that are, or upon issuance will be, traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market and (b) none of these circumstances with respect to NFC will be a Fundamental Change so long as there is not Ratings Decline (as defined in the indenture).

        NIC may, at its option, assume the obligations of NFC under the notes and the indenture subject to the satisfaction of specified conditions.

        The foregoing summary of the material provisions of the 4.75% subordinated notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which has been filed with the SEC. See "Where You Can Find Additional Information."

Other Financial Services Borrowings

        NIC's three Mexican finance subsidiaries presently support their operations by borrowings under the NFC Revolving Credit Agreement, a 500 million Mexican Peso ($49 million equivalent) Medium Term Promissory Notes Program established in November 2001, and various bank credit facilities. Such borrowings are guaranteed in whole or in part by NIC and NFC. As of October 31, 2002, such borrowings had an aggregate principal balance of $268 million, of which $31 million was guaranteed by NIC and NFC, $102 million was guaranteed by NFC, and $135 million was guaranteed by NIC.

CERTAIN ARRANGEMENTS WITH NFC AND INTERNATIONAL

Master Intercompany Agreement

        The operating relationship between NFC and International is governed by the Master Intercompany Agreement, dated as of April 26, 1993 and as may be amended or supplemented from time to time.

Purchase of Notes and Accounts Receivable

        The Master Intercompany Agreement requires that International, with limited exceptions, offer NFC all wholesale and retail notes and installment sales contracts which International acquires in the regular course of its business from sales of trucks and related equipment to International dealers and customers. Such offers must be on terms which will (together with charges made to others for financing services) afford reasonable compensation for the financing services rendered by NFC to International and International dealers with respect to the sale of International products and used goods. NFC in turn has agreed, to the extent that it is able to finance such purchases, that it will purchase all such receivables except those, if any, as to which the risk of loss is unacceptable to NFC.

        Pursuant to the Master Intercompany Agreement, NFC also purchases International's wholesale accounts receivable from International dealers arising out of International's sales of goods (primarily parts) and services to such dealers. NFC receives compensation from International in the form of a floating rate service charge for financing these accounts.

        The Master Intercompany Agreement also provides that NFC will purchase retail accounts receivable from International that arise out of International's sales to retail customers and OEMs. NFC receives a floating rate service charge from International for financing these accounts.

Payment of Financing Charges by International

        International currently provides floor plan financing assistance for International dealers through various interest credits and interest payments. Upon sale of a vehicle to an International dealer, International currently issues an interest credit to the dealer or provides an interest free period on the related wholesale note to the International dealer. International also currently pays interest on behalf of an International dealer during the period that a financed vehicle is in transit to the International dealer. Further, International periodically implements special sales programs pursuant to which it agrees to pay interest on behalf of International dealers for an extended period of time. Pursuant to the Master Intercompany Agreement, International pays the amount of interest owing on the wholesale notes during the in transit and any interest free periods directly to NFC.

Payments to International for Administrative and Other Services

        The Master Intercompany Agreement provides for payment by NFC to International of a fee for data processing and other administrative services based on the actual cost of the services performed. NFC paid International service fees of $2.2 million, $2.5 million, $3.0 million and $2.6 million for fiscal years 2002, 2001, 2000 and 1999, respectively.

Tax Allocation Agreement

        Pursuant to the Tax Allocation Agreement effective October 1, 1981, as subsequently amended and supplemented, NFC is required to pay to International an amount equal to the amount NFC and its subsidiaries would pay with respect to federal corporate income taxes if NFC and its subsidiaries filed federal tax returns on a consolidated basis as an affiliated group of corporations, notwithstanding the fact that the affiliated group of corporations including NIC and its subsidiaries may not have any federal tax liability. The agreement contains similar provisions regarding state income taxes for states that permit the filing of consolidated returns.

Side Agreement

        The Side Agreement, dated as of November 8, 1994 and as may be amended or supplemented from time to time, requires either International or Navistar to hold and own 100% of the outstanding voting stock of NFC (other than shares held by directors of NFC as qualifying shares). The Side Agreement also requires International not to permit NFC's consolidated income before income taxes, interest expense and dividends on preferred stock to be less than 125% of NFC's consolidated interest expense and dividends on preferred stock for any period of four fiscal quarters immediately preceding the date of measurement.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of material United States federal income tax consequences of the acquisition, ownership and disposition of the notes and our common stock acquired upon conversion of a note. Unless otherwise stated, this discussion is limited to the tax consequences to those persons who hold such notes or common stock as capital assets ("Holders"). This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, pass-through entities (e.g., partnerships) or persons who hold the notes or common stock through pass-through entities, individuals who are U.S. expatriates, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, S corporations, regulated investment companies, real estate investment trusts, dealers in securities or foreign currency, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold notes or common stock as part of a straddle, hedge, conversion transaction, or other integrated investment). In addition, this discussion does not address U.S. federal alternative minimum tax consequences, and does not describe any tax consequences arising under U.S. federal gift and estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

        Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the notes and our common stock acquired upon conversion of a note, as well as the application of state, local and foreign income and other tax laws.

U.S. Federal Income Taxation of U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to a Holder that is (i) a citizen or individual resident of the United States (as defined in Section 7701(b) as the Code); (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all its substantial decisions, or if the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a U.S. person (a "U.S. Holder").

        A "Non-U.S. Holder" is a Holder that is not a U.S. Holder.

        If a Holder is a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes or common stock, we suggest that you consult your tax advisor.

        Payments of Interest.    Interest on a note will generally be includible in the income of a U.S. Holder as ordinary interest income at the time accrued or received in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

        Original Issue Discount.    The notes are not being issued with a discount that is subject to the original issue discount rules of the Code.

        Market Discount and Bond Premium.    A U.S. Holder who purchases a note at a "market discount" that exceeds a statutorily defined de minimis amount will be subject to the "market discount" rules. In general, "market discount" is the excess of a debt instrument's stated redemption price at maturity over the holder's basis in such debt instrument immediately after its acquisition. The stated redemption price at maturity of a debt instrument is the sum of all amounts payable with respect to the debt instrument, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying variable rates).

        Any gain on sale of a debt instrument attributable to a U.S. Holder's unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a debt instrument at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the debt instrument until the U.S. Holder disposes of the debt instrument in a taxable transaction.

        Instead of recognizing any market discount upon a disposition of a note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to notes pursuant to such election should be treated as interest on the notes (as discussed above). The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

        In the event that a note is purchased at a premium, i.e., for an amount in excess of the amount payable at maturity, a U.S. Holder generally may elect to offset payments of qualified stated interest on such note by an allocable portion of the premium (which will result in a corresponding reduction in such U.S. Holder's tax basis in the note). The portion of the premium allocable to each interest payment generally is calculated based on the U.S. Holder's yield to maturity for the note. If a U.S. Holder elects to amortize bond premium with respect to the note, such election will also apply to all other debt instruments held by such U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year. The election may not be revoked without the consent of the IRS.

        Although the treatment of conversion of notes with accrued market discount is not free from doubt, if a holder of a note with accrued market discount converts such note, the holder should not be required to recognize such market discount at the time of conversion. Any accrued market discount that existed at the time of conversion may be treated as ordinary income upon the disposition of the common stock received on conversion. Holders of notes with market discount who elect to convert such notes into common stock are urged to consult their tax advisors.

        Additional Interest.    If a U.S. Holder receives or becomes entitled to additional interest as a result of a Registration Default, we believe it should be treated in the same manner as regular interest on the notes. However, such U.S. Holder might instead be required to report additional interest as income when it accrues or becomes fixed, even if such U.S. Holder is a cash method taxpayer.

        Conversion of Notes.    A U.S. Holder should not recognize income, gain or loss upon conversion of a note solely into our common stock except with respect to cash received in lieu of fractional shares. A U.S. Holder's tax basis in the common stock received on conversion of a note should be the same as the U.S. Holder's adjusted tax basis in the note exchanged therefore at the time of conversion (reduced by any tax basis allocable to a fractional share), and the holding period for the common stock received on conversion should include the holding period of the note that was converted. Cash received in lieu of a fractional share of common stock upon conversion of a note generally will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. Holder's adjusted tax basis in the fractional share.

        For a discussion of the tax consequences of converting a note with accrued market discount see "—Market Discount and Bond Premium" above.

        Conversion Rate Adjustment.    The conversion price of the notes is subject to adjustment under certain circumstances, see "Description of Notes—Conversion of Notes." Adjustments to the conversion rate made pursuant to the appropriate adjustment formula which has the effect of preventing the dilution of the interests of the U.S. Holders of the notes generally will not be considered to result in a constructive distribution of stock where the adjustment does not compensate U.S. Holders of notes for taxable distributions to Holders of our common stock. However, certain adjustments to (or the failure to make such adjustments to) the conversion price of the notes that increase the proportionate interest of a U.S. Holder in our assets or earnings and profits may result in a constructive distribution taxable as a dividend to the U.S. Holders of the notes, whether or not the U.S. Holders ever convert the notes. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the Holders of our common stock in our assets or earnings and profits, then such increase in the proportionate interest of the Holders of the common stock generally will be treated as a constructive distribution to such Holders, taxable as a dividend. As a result, U.S. Holders of notes and our common stock could have taxable income as a result of an event pursuant to which they receive no cash or property. A U.S. Holder's tax basis in a note generally will be increased by the amount of any constructive dividend included in income.

        Distributions on Common Stock.    Distributions made on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a U.S. Holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such excess will be treated first as a non-taxable return of capital thereby reducing the Holder's basis in the shares of common stock (but not below zero) and then as capital gain. Subject to applicable limitations, dividends paid to Holders that are U.S. corporations will qualify for the dividends-received deduction so long as we have sufficient earnings and profits.

        Disposition of Notes and Common Stock.    U.S. Holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase by us for cash pursuant to the repurchase right, or other taxable disposition of the notes or common stock in an amount equal to the difference between:

  •
  the U.S. Holder's adjusted tax basis in the notes or common stock (as the case may be); and

  •
  the sum of the cash plus the fair market value of any property received from such disposition (other than amounts attributable to accrued but unpaid interest on the notes not previously included in income and market discount, both of which will be treated as interest for U.S. federal income tax purposes).

        A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder, increased by market discount previously included in income by the U.S. Holder and reduced by any amortized premium. (For a discussion of the Holder's basis in shares of our common stock, see "—Conversion of Notes" above).

        Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes or common stock for more than one year) and losses (the deductibility of which is subject to limitations).

        For a discussion of the tax consequences of a disposition of common stock acquired upon conversion of a note with accrued market discount see "—Market Discount and Bond Premium" above.

        Backup Withholding and Information Reporting.    Certain noncorporate U.S. Holders may be subject to IRS information reporting and backup withholding on payments of interest on the notes, dividends on common stock, and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. Holder (1) fails to furnish its social security number or other taxpayer identification number, referred to as a "TIN"; (2) furnishes an incorrect TIN; (3) is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or (4) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

        The backup withholding rate is 30% for payments in 2003. The rate of backup withholding is scheduled to be reduced over time to 28% in 2006. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Taxation of Non-U.S. Holders

        Payments of Interest.    Payments of principal and interest on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to U.S. federal withholding tax if such payments qualify as portfolio interest. The exemption applicable to such portfolio interest (the "Portfolio Interest Exemption") applies when:

  (1)
  the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote,

  (2)
  the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership,

  (3)
  the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881 (c) (3) (A) of the Code, and

  (4)
  either (A) the beneficial owner of the notes certifies to us or our agent on Internal Revenue Service ("IRS") Form W-8 BEN (or other applicable form), under penalties of perjury, that it is not a "U.S. person" (as defined in the Code) and provides its name and address and the certificate is renewed periodically as required by the Treasury Regulations, or (B) the notes are held directly through a "qualified intermediary," and the qualified intermediary has sufficient information in its files indicating that the Holder is not a U.S. Holder. A qualified intermediary is a bank, broker, or other intermediary that (i) is either a U.S. or non-U.S. entity, (ii) is acting out of a non-U.S. branch or office and (iii) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

        If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

  (1)
  IRS Form W-8 BEN (or other applicable form) claiming an exemption or reduction from withholding under the benefit of an applicable tax treaty (a "Treaty Exemption") or

  (2)
  IRS Form W-8 ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of the Non-U.S. Holder's trade or business in the U.S., each form to be renewed periodically as required by the Treasury Regulations.

        If interest (or market discount) on a note is U.S. trade or business income to the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such interest (or market discount) on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (and market discount) on a note will be included in such foreign corporation's earnings and profit.

        Additional Interest.    Although the matter is not free from doubt, if a Non-U.S. Holder receives additional interest as a result of a Registration Default, we believe it should be treated in the same manner as regular interest on the notes, except that such interest may, if designated by the IRS, not qualify for the Portfolio Interest Exemption.

        Conversion of Notes.    A Non-U.S. Holder generally will not be subject to U.S. federal tax on the conversion of a note into common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "—Disposition of Notes or Common Stock" below.

        Conversion Rate Adjustment.    The conversion price of the notes is subject to adjustment in certain circumstances. Certain such adjustments could give rise to a deemed distribution to Non-U.S. Holders of the notes, as discussed in "U.S. Holders—Conversion Rate Adjustment" above. In such case, the deemed distribution would be subject to the rules regarding withholding of U.S. federal tax on dividends in respect of common stock. See "—Distributions on Common Stock" below.

        Distributions on Common Stock.    Distributions made on our common stock constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Except as described below, dividends paid on common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% unless the beneficial owner of the common stock provides us or our agent, as the case may be, with a properly executed:

  (1)
  IRS Form W-8 BEN (or other applicable form) claiming a Treaty Exemption or

  (2)
  IRS Form W-8 ECI (or successor form) stating that the dividend paid on our common stock is not subject to withholding tax because it is effectively connected with the conduct of the Non-U.S. Holder's trade or business in the U.S.

If a dividend on our common stock is U.S. trade or business income to the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such dividend on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, dividends will be included in such foreign corporation's earnings and profits.

        Disposition of Notes or Common Stock.    A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

  •
  the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates;

  •
  such gain or income is effectively connected with the U.S. trade or business of a Non-U.S. Holder;

  •
  gain on the disposition of a note represents accrued interest (in which case the rules for interest would apply, and the Non-U.S. Holder may be required to file a U.S. federal income tax return); or

  •
  we are or have been a U.S. real property holding corporation ("USRPHC") at any time within the shorter of the five-year period preceding such disposition or such Holder's holding period.

        We believe that we are not a USRPHC for U.S. federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a USRPHC in the future. If we were to become a USRPHC, a non-U.S. Holder might be subject to U.S. federal income tax with respect to gain realized on the disposition of notes or shares of common stock. However, even if we were to become a USRPHC, in the case of a sale of our common stock, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) the Non-U.S. Holder disposing of our common stock did not own, actually or constructively (through exercise of the conversion feature in the case of the notes), at any time during the five-year period preceding the disposition, more than 5% of our common stock. Similarly, even if we were to become a USRPHC, gain realized on the sale of notes would not be subject to U.S. federal income or withholding tax if our common stock is regularly traded on an established securities market and (1) if the notes are regularly traded on an established securities market and the Non-U.S. Holder did not beneficially own more than 5% of the total fair market value of the notes at any time during the five-year period ending on the date of disposition or (2) if the notes are not regularly traded on an established securities market and, as of the most recent date on which the Non-U.S. Holder acquired notes, the aggregate value of all notes owned by such Non-U.S. Holder had a fair market value (as of such date) that did not exceed 5% of the fair market value of our common stock (valued as of such date). If you own multiple classes of NIC interests, we suggest that you consult your tax advisor regarding the application of these rules.

        Backup Withholding and Information Reporting.    We must report annually to the IRS and to each Non-U.S. Holder the amount of interest paid on a note and the amount of any dividend paid on our common stock, regardless of whether withholding was required, and any tax withheld with respect to the interest or dividend. Under the provisions of an income tax treaty and other applicable agreements, copies of these returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

        A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments of interest on the notes or dividends on common stock and proceeds from the sale or other disposition of the notes or common stock to or through a U.S. office of a broker, as long as (1) the income associated with such payments is otherwise exempt from U.S. federal income tax, (2) the payor or broker does not have actual knowledge or reason to know that the Holder is a U.S. person, and (3) the Holder has furnished to the payor or broker a valid IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, its status as a non-U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting, if it is to or through a foreign office of a broker that is a "U.S. related broker" unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption. Backup withholding will apply if the sale or disposition is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Under applicable Treasury regulations, a broker is a "U.S. related broker" if it is (1) a U.S. person, (2) a controlled foreign corporation for U.S. federal income tax purposes, (3) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or (4) a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. Holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

        THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale by selling securityholders (including, subject to applicable law, their pledgees, donees, distributees, transferees or successors-in-interest who receive notes and/or common stock covered by this prospectus) of the notes and the underlying Navistar common stock offered by this prospectus. The notes and the Navistar common stock into which the notes are convertible may be sold pursuant to this prospectus from time to time to purchasers:

  •
  directly by the selling securityholders; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock into which the notes are convertible.

        The selling securityholders may sell the notes and underlying Navistar common stock described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of the notes or shares of Navistar common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling securityholders may also transfer, devise or gift these notes or shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares of the common stock covered by this prospectus.

        The notes and underlying Navistar common stock may be sold by selling securityholders in one or more transactions at:

  •
  fixed prices that may be changed;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the notes and underlying Navistar common stock may be listed or quoted at the time of the sale, including the NYSE in the case of Navistar common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options; or

  •
  through the distribution by a selling securityholder to its partners, members or shareholders.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and underlying Navistar common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying Navistar common stock in the course of hedging their positions. After the effectiveness of the registration statement of which this prospectus forms a part, the selling securityholders may also sell the notes and underlying Navistar common stock short and deliver notes and underlying Navistar common stock to close out short positions, or loan or pledge notes and underlying Navistar common stock to broker-dealers that in turn may sell the notes and underlying Navistar common stock.

        The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying Navistar common stock may be deemed to be "underwriters" within the meaning of the Securities Act. As underwriters, any profits on the resale of the notes and underlying Navistar common stock and any compensation to be received by an underwriter, broker-dealer or agent would be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        Selling securityholders that are underwriters will be subject to the prospectus delivery requirements of the Securities Act. Those requirements may be satisfied through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act with respect to sales effected on such exchange. We will deliver a copy of this prospectus to the NYSE for such purpose.

        If the notes and underlying Navistar common stock are sold by selling securityholders through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying Navistar common stock by the selling securityholders. In addition, we cannot assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying Navistar common stock by other means not described in this prospectus.

        Upon our being notified by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement. A supplement to this prospectus will also be filed upon our being notified by a selling securityholder that a donee, pledgee, transferee or other successor-in-interest of such selling securityholder intends to sell more than 500 shares.

        Navistar common stock trades on the NYSE under the symbol "NAV." We do not intend to apply for listing of the notes on any securities exchange or for quotation through NYSE. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

        There can be no assurance that any selling securityholder will sell any or all of the notes or underlying Navistar common stock pursuant to this prospectus. In addition, any notes or underlying Navistar common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying Navistar common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying Navistar common stock to engage in market-making activities with respect to the particular notes and the underlying Navistar common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying Navistar common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying Navistar common stock.

        Persons who are affiliates of Navistar who acquire notes or common stock issuable upon conversion of the notes may be deemed to be "issuers" under the Securities Act of 1933, as amended, and, therefore, may be required to deliver a copy of this prospectus, including a prospectus supplement, to any person who purchases notes or shares of common stock acquired by such affiliate through exchange of the notes. Persons who purchase notes or shares of common stock from affiliates of Navistar are deemed to be purchasing "restricted securities."

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying Navistar common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

        Certain legal matters regarding the issuance of the securities will be passed upon for us by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations).

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus from Navistar's Annual Report on Form 10-K for the year ended October 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and are incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

$190,000,000

NAVISTAR INTERNATIONAL
CORPORATION

2 1/2% Senior Convertible Notes due December 15, 2007
and
5,473,926 Shares of Common Stock
Issuable Upon Conversion of the Notes

March 12, 2003

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following is a statement of expenses, to be paid solely by Navistar, of the offering of the securities being registered hereby. All amounts are estimated, except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$17,480
Printing Expenses	$18,200
Legal Fees and Expenses	$50,000
Accounting Fees	$20,000
Miscellaneous Fees	$11,000

Total	$116,680

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

General Corporation Law

        Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Statute") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "indemnified capacity"). The indemnity may include expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

        In addition, Section 102 of the Delaware Statute allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorized the payment of a dividend or approves a stock repurchase or redemption in violation of the Delaware Statute or (iv) obtains an improper personal benefit.

Certificate of Incorporation and By-laws

        Article Eighth of Navistar's certificate of incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware Statute. Under Article Ninth of Navistar's certificate of incorporation and Article XII of its by-laws, as amended, Navistar shall indemnify any person who was or is made a party or is threatened to be made party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Navistar (including any predecessor corporation of Navistar), or is or was serving at the request of Navistar as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware Statute. Such right of indemnification shall be a contract right and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire under any statute, Navistar's certificate of incorporation, Navistar's by-laws, agreement, vote of stockholders or disinterested directors or otherwise. Navistar also maintains a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

ITEM 16.    EXHIBITS.

        The attached Exhibit Index is incorporated herein by reference.

ITEM 17.    UNDERTAKINGS.

          (a)  The undersigned registrant hereby undertakes:

            (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Navistar International Corporation has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Warrenville, Illinois, on March 11, 2003.

NAVISTAR INTERNATIONAL CORPORATION
By:	/s/ ROBERT C. LANNERT
Name:	Robert C. Lannert
Title:	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

        Pursuant to the requirements of the Securities Act of 1993, as amended, this Amendment No. 1 to Registration Statement and power of attorney have been signed below by the following persons in the capacities indicated on the 11th day of March, 2003.

Signature	Title
* John R. Horne	Chairman and Director
/s/ ROBERT C. LANNERT Robert C. Lannert	Vice Chairman and Chief Financial Officer and Director (Principal Financial Officer)
* Daniel C. Ustian	President and Chief Executive Officer and Director (Principal Executive Officer)
* Mark T. Schwetschenau	Vice President and Controller (Principal Accounting Officer)
* Y. Marc Belton	Director
* Eugenio Clariond	Director
* John D. Correnti	Director

* Dr. Abbie J. Griffin	Director
* Michael N. Hammes	Director
* James H. Keyes	Director
* David McAllister	Director
* Southwood J. Morcott	Director
* William F. Patient	Director
*
The undersigned by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of Navistar International Corporation and previously filed with the Commission.

By:	/s/ ROBERT C. LANNERT Robert C. Lannert Attorney-In-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, International Truck and Engine Corporation has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Warrenville, Illinois, on March 11, 2003.

INTERNATIONAL TRUCK AND ENGINE CORPORATION
By:	/s/ ROBERT C. LANNERT
Name:	Robert C. Lannert
Title:	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

        Pursuant to the requirements of the Securities Act of 1993, as amended, this Amendment No. 1 to Registration Statement and power of attorney have been signed below by the following persons in the capacities indicated on the 11th day of March, 2003.

Signature	Title
* John R. Horne	Chairman and Director
/s/ ROBERT C. LANNERT Robert C. Lannert	Vice Chairman and Chief Financial Officer and Director (Principal Financial Officer)
* Daniel C. Ustian	President and Chief Executive Officer and Director (Principal Executive Officer)
* Mark T. Schwetschenau	Vice President and Controller (Principal Accounting Officer)
*
The undersigned by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of International Truck and Engine Corporation and previously filed with the Commission.

By:	/s/ ROBERT C. LANNERT Robert C. Lannert Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Form of Common Stock Certificate of Navistar International Corporation (incorporated by reference to Exhibit 4.20 of Navistar's Quarterly Report on Form 10-Q for the three-month period ended January 31, 2002).
4.2	Registration Rights Agreement, dated as of December 16, 2002, by and among Navistar International Corporation, International Truck and Engine Corporation and Credit Suisse First Boston Corporation.
4.3	Indenture, dated as of December 16, 2002, by and among Navistar International Corporation, International Truck and Engine Corporation and BNY Midwest Trust Company.
*5.1	Opinion of Kirkland & Ellis.
*8.1	Opinion re Tax Matters.
12.1	Statement re Computation of Ratios of Earnings to Fixed Charges.
*23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Kirkland & Ellis (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II to the Registration Statement).
*25.1	Statement of Eligibility of Trustee.

*
Filed herewith.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDUSTRY DATA
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SUBSIDIARY GUARANTOR
USE OF PROCEEDS
HEDGING ARRANGEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
CERTAIN ARRANGEMENTS WITH NFC AND INTERNATIONAL
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS